                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 ---------------

                                    FORM 8-B

                        FOR REGISTRATION OF SECURITIES OF
                            CERTAIN SUCCESSOR ISSUERS
                 FILED PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                        IDEC PHARMACEUTICALS CORPORATION
             ------------------------------------------------------
             (Exact Name of Registrant as Specified in its Charter)



                   DELAWARE                                       33-0112644
------------------------------------------------             ------------------
(State or Other Jurisdiction of Incorporation or                 (IRS Employer
 Organization)                                               Identification No.)



           11011 TORREYANA ROAD
           SAN DIEGO, CALIFORNIA                                  92121
---------------------------------------------------          -------------------
     (Address of Principal Executive Offices)                   (Zip Code)






Securities to be registered pursuant to Section 12(b) of the Act:

         Title of Each Class                 Name of Each Exchange on which
         to be so Registered                 Each Class is to be Registered
         -------------------                 ------------------------------



                  None                                   None
----------------------------------          ------------------------------------



Securities to be registered pursuant to Section 12(g) of the Act:


                        COMMON STOCK, par value $0.001
--------------------------------------------------------------------------------
                                (Title of Class)

ITEM 1.        GENERAL INFORMATION

               (a) The registrant, IDEC Pharmaceuticals Corporation (the "Registrant"), was incorporated in Delaware on April 1, 1997.

               (b) The Registrant's fiscal year ends on December 31.


ITEM 2.        TRANSACTION OF SUCCESSION

               (a) The predecessor to the Registrant was IDEC Pharmaceuticals Corporation, a California corporation ("IDEC California"). IDEC California had Common Stock registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

               (b) On June 2, 1997, IDEC California merged with and into the Registrant to effect a reincorporation into the State of Delaware (the "Merger"). Pursuant to the Agreement and Plan of Merger, dated April 5, 1997, between the Registrant and IDEC California, each share of common stock, no par value, and each share of each series and subseries of preferred stock, no par value, of IDEC California was automatically converted into one share of the Common Stock, $0.001 par value, and one share of the same series or subseries, as the case may be, of preferred stock, $0.001 par value, respectively, of the Registrant on the effective date of the Merger. Each stock certificate representing issued and outstanding shares of common stock and preferred stock of IDEC California from the date of the Merger represents the same number of shares of common stock and preferred stock of the Registrant. All outstanding options, warrants, and other rights to purchase shares of common stock of IDEC California were converted into options, warrants or rights to purchase one share of common stock of the Registrant for each share of common stock of IDEC California formerly subject thereto.


ITEM 3.        SECURITIES TO BE REGISTERED

               The authorized capital stock of the Registrant consists of 50,000,000 shares of common stock, par value $0.001 per share ("Registrant Common Stock"), and 8,000,000 shares of preferred stock, par value $0.001 per share ("Registrant Preferred Stock"). As of May 22, 1997, 18,739,970 shares of common stock of IDEC California were outstanding and 260,514 shares of preferred stock of IDEC California were outstanding. None of such issued shares were held in treasury as of May 22, 1997. No shares of Registrant Common Stock or Registrant Preferred Stock currently issued are held by or for the account of the Registrant.

               The security of the Registrant to be registered hereunder is the Registrant Common Stock.



                                       2.

ITEM 4.        DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

               The security of the Registrant to be registered hereunder is the Registrant Common Stock. The authorized capital stock of the Registrant consists of 50,000,000 shares of Registrant Common Stock and 8,000,000 shares of Registrant Preferred Stock.

REGISTRANT COMMON STOCK

               Each share of Registrant Common Stock, par value $0.001 per share, is entitled to one vote on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding Registrant Preferred Stock, the holders of Registrant Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Registrant, the holders of Registrant Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Registrant Preferred Stock, if any, then outstanding. The Registrant Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Registrant Common Stock. All outstanding shares of Registrant Common Stock are fully paid and nonassessable.

               Certain provisions of the Certificate of Incorporation and Bylaws of the Registrant may be considered to have antitakeover implications. Such provisions could discourage certain attempts to obtain control of the Registrant, even though such attempts might be beneficial to the Registrant and its stockholders.

               Section 203 of the Delaware General Corporation Law, from which the Registrant has not opted out in its Certificate of Incorporation, restricts certain "business combinations" with "interested stockholders" for three years following the date that a period or entity becomes an interest stockholders, unless the Board of Directors approves the business combination and/or certain other requirements are met.

REGISTRANT PREFERRED STOCK

               Pursuant to the Registrant's Certificate of Incorporation, the Board of Directors is authorized to issue up to an aggregate of 8,000,000 shares of Registrant Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions, including the dividend rights, conversion rights, voting rights, rights and terms of redemption, redemption price or prices, liquidation preferences and the number of shares constituting any series or the designations of such series, without any further vote or action by the stockholders. The issuance of Registrant Preferred Stock in certain circumstances may have the effect of delaying, deferring, or preventing a change in control of the Registrant without further actions of the stockholders. The issuance of Registrant Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Registrant Common Stock, including the loss of voting control to others.

               In March 1995, IDEC California issued 69,375 shares of 10% Series B Nonvoting Cumulative Convertible Preferred Stock ("Series B Preferred Stock").



                                       3.

Dividends on the Series B Preferred Stock accrued until March 15, 1997; thereafter, accrued dividends were payable quarterly. No dividends or other distribution will be paid or declared, other than dividends consisting of Registrant Common Stock, or on shares of the Registrant's Series A-7 Convertible Preferred Stock, none of which have been issued, unless and until accrued dividends on the Series B Preferred Stock have been paid. On March 16, 1997, the Series B Preferred Stock and accrued dividends were automatically converted into 367,048 shares of IDEC California Common Stock.

               Additionally, IDEC California issued 100,000 shares of its Series A-1 Nonvoting Convertible Preferred Stock ("Series A-1 Preferred Stock") in April 1995, 37,521 shares of its Series A-2 Nonvoting Convertible Preferred Stock ("Series A-2 Preferred Stock") in August 1995 and 22,993 shares of its Series A-3 Nonvoting Convertible Preferred Stock ("Series A-3 Preferred Stock") in March 1996, to Genentech, Inc. ("Genentech") pursuant to the terms of a preferred stock purchase agreement. Each share of Series A-1, A-2 and A-3 Preferred Stock is convertible at any time into 10 shares of Registrant Common Stock.

               In May 1996, IDEC California issued 100,000 shares of its Series A-6 Nonvoting Convertible Preferred Stock ("Series A-6 Preferred Stock") to Genentech pursuant to the terms of a preferred stock purchase agreement. Each share of Series A-6 Preferred Stock is convertible into the number of shares of Registrant Common Stock equal to 75 divided by the average closing price of Registrant's Common Stock as reported by the Nasdaq National Market for the 20 trading days following the earlier of (i) FDA approval of IDEC-C2B8 or (ii) September 16, 2000.

OPTIONS

               As of May 22, 1997, options to purchase 3,655,418 shares and 152,500 shares of IDEC California Common Stock were outstanding under IDEC California's 1988 Employee Stock Option Plan and IDEC California's 1993 Non-Employee Directors Stock Option Plan, respectively, 1,820,422 of which were exercisable in total on that date.

WARRANTS

               As of May 22, 1997, warrants to purchase 62,197 shares of IDEC California Common Stock were outstanding. The holders of the warrants have the option to exchange their warrants, without the payment of cash or consideration, for a number of shares of Registrant Common Stock equal to the difference between the number of shares resulting by dividing the aggregate exercise price of the warrants by the fair market value of the shares of Registrant Common Stock on the date of exercise and the number of shares of Registrant Common Stock that would have been otherwise issued under the exercise.

REGISTRATION RIGHTS

               Under the terms of the 1992 Amended and Restated Registration Rights Agreement among IDEC California and the holders of the securities registrable thereunder (the "1992



                                       4.

Registrable Securities"), if Registrant proposes to register any of its securities under the Act, either for its own account or for the account of other security holders exercising registration rights, such holders are entitled to notice of such registration and are entitled to include their 1992 Registrable Securities therein. These rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering subject to the registration to limit the number of securities included in such registration. The holders of approximately 666,667 shares of Registrant Common Stock or their transferees, will be entitled to certain rights with respect to the registration of their 1992 Registrable Securities under the Securities Act. The holders of the 1992 Registrable Securities may also require the Registrant on not more than two occasions to file a registration statement under the Act at its expense with respect to their shares of Registrant Common Stock (and on not more than one occasion to file a registration statement under the Act at its expense with respect to shares issuable upon the exercise of certain warrants), and the Registrant is required to use its best efforts to effect such registration, subject to certain conditions and limitations. Further, certain of such holders may require the Registrant to file additional registration statements on Form S-3, subject to certain conditions and limitations.

               Under the terms of the 1995 Registration Rights Agreement among the Registrant and Genentech and ML/MS Associates, L.P. ("ML/MS") the holders of the securities registrable thereunder, (the "1995 Registrable Securities"), if the Registrant proposes to register any of its securities under the Act, either for its own account or for the account of other security holders exercising registration rights, Genentech is entitled to notice of such registration and is entitled to include 1995 Registrable Securities therein. These rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering subject to the registration to limit the number of shares included in such registration. Genentech may also require the Registrant to file a registration statement under the Act at its expense with respect to its 1995 Registrable Securities, and the Registrant is required to use its best efforts to effect such registration, subject to certain conditions and limitations. Further, ML/MS may require the Registrant to file a single registration statement on Form S-3, subject to certain conditions and limitations.


ITEM 5.   FINANCIAL STATEMENTS AND EXHIBITS

          (a)  Financial Statements.

                             Not applicable. The capital structure and balance sheets of the Registrant immediately after the Merger were substantially the same as those of IDEC California.

          (b)  Exhibits

                        (i) Proxy Statement of IDEC California, dated April 22, 1997.



                                       5.

     (ii)             Other Exhibits.

     2.1 Agreement and Plan of Merger dated as of April 5, 1997, between the Registrant and IDEC California.

     3.1              Amended and Restated Certificate of Incorporation of the
                      Registrant.

     3.2              Bylaws of the Registrant.

     4.1              Reference is made to Exhibit 3.1.

     4.2              Reference is made to Exhibit 3.2.

     4.3(1)           1992 Amended and Restated Registration Rights Agreement of
                      IDEC California.

     4.4              Specimen Common Stock Certificate or the Registrant.

     4.5              Reference is made to Exhibit 10.46.

     4.6(7)           1995 Registration Rights Agreement of IDEC California.

     10.1(13) 1988 Stock Option Plan of IDEC California, as amended and restated through January 24, 1996.

     10.2(13)         Form Notice of Grant.

     10.3(13)         Form of Option Agreement.

     10.4(12)         Letter Agreement between IDEC California and Genentech,
                      Inc., dated May 21, 1996.

     10.5(1)          401(k) Plan of IDEC California.

     10.6(1) Form of acceleration of vesting letter agreement between IDEC California and certain officers

     10.7(1)+         License Agreement with Coulter Immunology, dated May 16,
                      1991.

     10.8(3)          License Agreement between IDEC California and Torrey
                      Sorrento, Inc., dated July 9, 1992.

     10.9(3)+         Collaborative Research and License Agreement between IDEC
                      California and SmithKline Beecham p.l.c., dated October
                      12, 1992.

     10.10(3)         Investment Agreement between IDEC California and S.R. One,
                      Limited dated October 16, 1992.

     10.11(8)+        1995 Employee Stock Purchase Plan.

     10.12(4)+        Collaborative Development Agreement between IDEC
                      California and Mitsubishi Chemical Corporation, dated
                      November 11, 1993.

     10.13(4)         Employment Agreement between IDEC California and Dr.
                      Antonio Grillo-Lopez dated September 25, 1992.

     10.14(5)         1993 Non-Employee Directors Stock Option Plan.

     10.15(6)+        Collaborative Development Agreement between IDEC
                      California and Seikagaku Corporation dated December 27,
                      1994.

     10.16(6)+        License Agreement between IDEC California and Seikagaku
                      Corporation dated December 17, 1994.



                                       6.

     10.17(6)+        Loan Agreement between IDEC California and Silicon Valley
                      Bank and Venture Lending and Leasing, Inc., dated December
                      28, 1994.

     10.18(6)+        $2,500,000 Promissory Note, dated December 28, 1994.

     10.19(6)+        $5,000,000 Promissory Note, dated December 28, 1994.

     10.20(6)         Security Agreement, dated December 28, 1994.

     10.21(6)+        Patent Collateral Assignment, dated December 28, 1994.

     10.22(6)+        Trademark Collateral Assignment, dated December 28, 1994.

     10.23(6)         Intercreditor Agreement, dated December 28, 1994.

     10.24(6)         Deed of Trust and Fixture Filing, dated December 28, 1994.

     10.25(6)         Three-Party Leasehold Agreement, dated September 30, 1994.

     10.26(6)         Warrants to Purchase Shares of Common Stock, dated
                      December 30, 1994.

     10.27(6)          1994 Registration Rights Agreement.

     10.28(6)         Investment Agreement between IDEC California, SmithKline
                      Beecham p.l.c. and SmithKline Beecham Corporation, dated
                      December 28, 1994.

     10.29(7)         Master Definitions Agreement between IDEC California and
                      Genentech, Inc.

     10.30(7)+        Collaboration Agreement between IDEC California and
                      Genentech, Inc., dated March 16, 1995.

     10.31(7)+        Expression Technology Agreement between IDEC California
                      and Genentech, Inc., dated March 16, 1995.

     10.32(7) Preferred Stock Purchase Agreement between IDEC California and Genentech, Inc., dated March 16, 1995.

     10.33(7) Option Agreement between the Company and Genentech, Inc., dated March 16, 1995.

     10.34(7)         Preferred and Common Stock Purchase Agreement between IDEC
                      California and ML/MS Associates, L.P., dated March 16,
                      1995.

     10.35(9)*        Amendment Agreement between IDEC California and SmithKline
                      Beecham p.l.c., dated January 20, 1993.

     10.36(9)*        Modification of the Amendment Agreement between IDEC
                      California and SmithKline Beecham p.l.c., dated June 14,
                      1993.

     10.37(8)         Special Stock Issuance Plan.

     10.38(10)        $2,500,000 Promissory Note, dated August 11, 1995.

     10.39(10)        Warrants to purchase shares of common stock, dated August
                      9, 1995.

     10.40(15)+       Collaborative Development Agreement between IDEC
                      California and Eisai Co., Ltd. dated December 11, 1995.

     10.41(15)+       License Agreement between IDEC California and Eisai Co.,
                      Ltd. dated December 11, 1995.

     10.42(15)+       License Agreement between IDEC California, Genentech, Inc.
                      and Zenyaku Kogyo Co., Ltd. dated November 30, 1995.



                                       7.

     10.43(15)+       Development Agreement between IDEC California, Genentech,
                      Inc. and Zenyaku Kogyo Co., Ltd. dated November 30, 1995.

     10.44(15)+       Supply Agreement between IDEC California and Zenyaku Kogyo
                      Co., ltd. Dated November 30, 1995.

     10.45(15)+       Termination Agreement between IDEC California and Zenyaku
                      Kogyo Co., Ltd. dated November 30, 1995,

     10.46(15)+       Amendment to the Development Agreement between IDEC
                      California, Genentech, Inc. and Zenyaku Kogyo Co., Ltd.
                      dated November 30, 1995.

     10.47(15)        Amendment to Collaboration Agreement between IDEC
                      California and Genentech, Inc. dated November 30, 1995.

     10.48(11)+       License Agreement between IDEC California and Chugai
                      Pharmaceutical Co., Ltd. dated March 31, 1996.

     10.49(14)        License Agreement between IDEC California and All Spectrum
                      Services, Inc. dated August 13, 1996.

     10.50 Form of Indemnification Agreement to be entered into by Directors and Officers of Registrant.

     22.1(1)          Subsidiary of IDEC California.

----------

     * Confidential Treatment requested as to certain portions of this agreement.

     + Confidential Treatment has been granted with respect to portions of this agreement.

     (1) Incorporated by reference to exhibits of the same number filed with IDEC California's Registration Statement on Form S-1, File No. 33-40756.

     (2) Incorporated by reference to exhibit filed with IDEC California's Annual Report on Form 10-K for the year ended December 31, 1992.

     (3) Incorporated by reference to exhibits filed with IDEC California's Annual Report on Form 10-K for the year ended December 31, 1992.

     (4) Incorporated by reference to exhibits of IDEC California's Registration Statement on Form S-1, File no. 33-76080.

     (5) Incorporated by reference to IDEC California's Registration Statement on Form S-8, File No. 33-93794.

     (6) Incorporated by reference to exhibit filed with IDEC California's Annual Report on Form 10-K for the year ended December 31, 1994.

     (7) Incorporated by reference to exhibit filed with IDEC California's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995.

                                       8.

     (8) Incorporated by reference to IDEC California's Registration Statement on Form S-8, File No. 33-90738.

     (9) Incorporated by reference to exhibit filed with IDEC California's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995.

     (10) Incorporated by reference to exhibit filed with IDEC California's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995.

     (11) Incorporated by reference to exhibit filed with IDEC California's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.

     (12) Incorporated by reference to IDEC California's Current Report on Form 8-K, dated May 21, 1996.

     (13) Incorporated by reference to IDEC California's Registration Statement on Form S-8 File No. 333-06543.

     (14) Incorporated by reference to exhibit filed with IDEC California's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996.

     (15) Incorporated by reference to exhibit filed with IDEC California's Annual Report on Form 10-K for the year ended December 31, 1995.



                                       9.

                                    SIGNATURE


            Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


Dated:  June 2, 1997

                           IDEC PHARMACEUTICALS CORPORATION,
                             a Delaware corporation



                           By:     /s/ William H. Rastetter
                                 ----------------------------------------
                                   William H. Rastetter, Ph.D., Chairman,
                                   President and Chief Executive Officer
                                   (Principal Executive Officer)



                           By:     /s/ Phillip M. Schneider
                                 ----------------------------------------
                                   Phillip M. Schneider, Chief Financial
                                   Officer
                                   (Principal Accounting Officer)



                                       10.

                                 EXHIBIT INDEX

    Exhibit
      No.                           Document

      (i)             Proxy Statement of IDEC California, dated
                      April 22, 1997.

     (ii)             Other Exhibits.

     2.1 Agreement and Plan of Merger dated as of April 5, 1997, between the Registrant and IDEC California.

     3.1              Amended and Restated Certificate of Incorporation of the
                      Registrant.

     3.2              Bylaws of the Registrant.

     4.1              Reference is made to Exhibit 3.1.

     4.2              Reference is made to Exhibit 3.2.

     4.3(1)           1992 Amended and Restated Registration Rights Agreement of
                      IDEC California.

     4.4              Specimen Common Stock Certificate or the Registrant.

     4.5              Reference is made to Exhibit 10.46.

     4.6(7)           1995 Registration Rights Agreement of IDEC California.

     10.1(13) 1988 Stock Option Plan of IDEC California, as amended and restated through January 24, 1996.

     10.2(13)         Form Notice of Grant.

     10.3(13)         Form of Option Agreement.

     10.4(12)         Letter Agreement between IDEC California and Genentech,
                      Inc., dated May 21, 1996.

     10.5(1)          401(k) Plan of IDEC California.

     10.6(1) Form of acceleration of vesting letter agreement between IDEC California and certain officers

     10.7(1)+         License Agreement with Coulter Immunology, dated May 16,
                      1991.

     10.8(3)          License Agreement between IDEC California and Torrey
                      Sorrento, Inc., dated July 9, 1992.

     10.9(3)+         Collaborative Research and License Agreement between IDEC
                      California and SmithKline Beecham p.l.c., dated October
                      12, 1992.

     10.10(3)         Investment Agreement between IDEC California and S.R. One,
                      Limited dated October 16, 1992.

     10.11(8)+        1995 Employee Stock Purchase Plan.

     10.12(4)+        Collaborative Development Agreement between IDEC
                      California and Mitsubishi Chemical Corporation, dated
                      November 11, 1993.

     10.13(4)         Employment Agreement between IDEC California and Dr.
                      Antonio Grillo-Lopez dated September 25, 1992.

     10.14(5)         1993 Non-Employee Directors Stock Option Plan.

     10.15(6)+        Collaborative Development Agreement between IDEC
                      California and Seikagaku Corporation dated December 27,
                      1994.

     10.16(6)+        License Agreement between IDEC California and Seikagaku
                      Corporation dated December 17, 1994.


 .

     10.17(6)+        Loan Agreement between IDEC California and Silicon Valley
                      Bank and Venture Lending and Leasing, Inc., dated December
                      28, 1994.

     10.18(6)+        $2,500,000 Promissory Note, dated December 28, 1994.

     10.19(6)+        $5,000,000 Promissory Note, dated December 28, 1994.

     10.20(6)         Security Agreement, dated December 28, 1994.

     10.21(6)+        Patent Collateral Assignment, dated December 28, 1994.

     10.22(6)+        Trademark Collateral Assignment, dated December 28, 1994.

     10.23(6)         Intercreditor Agreement, dated December 28, 1994.

     10.24(6)         Deed of Trust and Fixture Filing, dated December 28, 1994.

     10.25(6)         Three-Party Leasehold Agreement, dated September 30, 1994.

     10.26(6)         Warrants to Purchase Shares of Common Stock, dated
                      December 30, 1994.

     10.27(6)          1994 Registration Rights Agreement.

     10.28(6)         Investment Agreement between IDEC California, SmithKline
                      Beecham p.l.c. and SmithKline Beecham Corporation, dated
                      December 28, 1994.

     10.29(7)         Master Definitions Agreement between IDEC California and
                      Genentech, Inc.

     10.30(7)+        Collaboration Agreement between IDEC California and
                      Genentech, Inc., dated March 16, 1995.

     10.31(7)+        Expression Technology Agreement between IDEC California
                      and Genentech, Inc., dated March 16, 1995.

     10.32(7) Preferred Stock Purchase Agreement between IDEC California and Genentech, Inc., dated March 16, 1995.

     10.33(7) Option Agreement between the Company and Genentech, Inc., dated March 16, 1995.

     10.34(7)         Preferred and Common Stock Purchase Agreement between IDEC
                      California and ML/MS Associates, L.P., dated March 16,
                      1995.

     10.35(9)*        Amendment Agreement between IDEC California and SmithKline
                      Beecham p.l.c., dated January 20, 1993.

     10.36(9)*        Modification of the Amendment Agreement between IDEC
                      California and SmithKline Beecham p.l.c., dated June 14,
                      1993.

     10.37(8)         Special Stock Issuance Plan.

     10.38(10)        $2,500,000 Promissory Note, dated August 11, 1995.

     10.39(10)        Warrants to purchase shares of common stock, dated August
                      9, 1995.

     10.40(15)+       Collaborative Development Agreement between IDEC
                      California and Eisai Co., Ltd. dated December 11, 1995.

     10.41(15)+       License Agreement between IDEC California and Eisai Co.,
                      Ltd. dated December 11, 1995.

     10.42(15)+       License Agreement between IDEC California, Genentech, Inc.
                      and Zenyaku Kogyo Co., Ltd. dated November 30, 1995.

     10.43(15)+       Development Agreement between IDEC California, Genentech,
                      Inc. and Zenyaku Kogyo Co., Ltd. dated November 30, 1995.

     10.44(15)+       Supply Agreement between IDEC California and Zenyaku Kogyo
                      Co., ltd. Dated November 30, 1995.

     10.45(15)+       Termination Agreement between IDEC California and Zenyaku
                      Kogyo Co., Ltd. dated November 30, 1995,

     10.46(15)+       Amendment to the Development Agreement between IDEC
                      California, Genentech, Inc. and Zenyaku Kogyo Co., Ltd.
                      dated November 30, 1995.

     10.47(15)        Amendment to Collaboration Agreement between IDEC
                      California and Genentech, Inc. dated November 30, 1995.

     10.48(11)+       License Agreement between IDEC California and Chugai
                      Pharmaceutical Co., Ltd. dated March 31, 1996.

     10.49(14)        License Agreement between IDEC California and All Spectrum
                      Services, Inc. dated August 13, 1996.

     10.50 Form of Indemnification Agreement to be entered into by Directors and Officers of Registrant.

     22.1(1)          Subsidiary of IDEC California.

----------

     * Confidential Treatment requested as to certain portions of this agreement.

     + Confidential Treatment has been granted with respect to portions of this agreement.

     (1) Incorporated by reference to exhibits of the same number filed with IDEC California's Registration Statement on Form S-1, File No. 33-40756.

     (2) Incorporated by reference to exhibit filed with IDEC California's Annual Report on Form 10-K for the year ended December 31, 1992.

     (3) Incorporated by reference to exhibits filed with IDEC California's Annual Report on Form 10-K for the year ended December 31, 1992.

     (4) Incorporated by reference to exhibits of IDEC California's Registration Statement on Form S-1, File no. 33-76080.

     (5) Incorporated by reference to IDEC California's Registration Statement on Form S-8, File No. 33-93794.

     (6) Incorporated by reference to exhibit filed with IDEC California's Annual Report on Form 10-K for the year ended December 31, 1994.

     (7) Incorporated by reference to exhibit filed with IDEC California's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995.

     (8) Incorporated by reference to IDEC California's Registration Statement on Form S-8, File No. 33-90738.

     (9) Incorporated by reference to exhibit filed with IDEC California's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995.

     (10) Incorporated by reference to exhibit filed with IDEC California's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995.

     (11) Incorporated by reference to exhibit filed with IDEC California's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.

     (12) Incorporated by reference to IDEC California's Current Report on Form 8-K, dated May 21, 1996.

     (13) Incorporated by reference to IDEC California's Registration Statement on Form S-8 File No. 333-06543.

     (14) Incorporated by reference to exhibit filed with IDEC California's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996.

     (15) Incorporated by reference to exhibit filed with IDEC California's Annual Report on Form 10-K for the year ended December 31, 1995.

                                                                  Exhibit (i)


                        IDEC PHARMACEUTICALS CORPORATION
                              11011 TORREYANA ROAD
                          SAN DIEGO, CALIFORNIA 92121

                                                                  April 22, 1997

Dear Shareholder:

     You are cordially invited to attend the Annual Meeting of Shareholders (the "Annual Meeting") of IDEC Pharmaceuticals Corporation (the "Company") which will be held on May 22, 1997, at 10:00 a.m., at the Sheraton Grande Torrey Pines, 10950 North Torrey Pines Road, La Jolla, California.

     Details of the business to be conducted at the Annual Meeting are given in the attached Notice of Annual Meeting of Shareholders and Proxy Statement.

     After careful consideration, the Company's Board of Directors has unanimously approved each of the proposals set forth in the enclosed Proxy Statement and recommends that you vote IN FAVOR OF each of such proposals.

     After reading the Proxy Statement, please mark, date, sign and return, by no later than May 16, 1997, the enclosed proxy in the prepaid envelope addressed to ChaseMellon Shareholder Services, our agent, to ensure that your shares will be represented. If you decide to attend the Annual Meeting, please notify the Secretary of the Company that you wish to vote in person and your proxy will not be voted. YOUR SHARES CANNOT BE VOTED UNLESS YOU SIGN, DATE AND RETURN THE ENCLOSED PROXY, OR ATTEND THE ANNUAL MEETING IN PERSON.

     A copy of the Company's 1996 Annual Report and Form 10-K for the fiscal year ended December 31, 1996 is also enclosed.

     We look forward to seeing you at the Annual Meeting.

                                           Sincerely,
                                           /s/ William H. Rastetter
                                           William H. Rastetter, Ph.D.
                                           Chairman, President and
                                           Chief Executive Officer

                        IDEC PHARMACEUTICALS CORPORATION

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                            TO BE HELD MAY 22, 1997

     The Annual Meeting of Shareholders (the "Annual Meeting") of IDEC Pharmaceuticals Corporation (the "Company") will be held at the Sheraton Grande Torrey Pines, 10950 North Torrey Pines Road, La Jolla, California, on Thursday, May 22, 1997 at 10:00 a.m. local time, for the following purposes, as more fully described in the Proxy Statement accompanying this Notice:

          1. To elect eight (8) members to the Board of Directors of the Company. If the proposed amendment to the Company's Amended and Restated Articles of Incorporation providing for a classified Board of Directors (Proposal No. 2 below) is adopted, the eight directors will be elected to a classified Board of Directors, with two directors being elected for a one-year term, three directors being elected for a two year term and three directors being elected for a three year term. If this proposed amendment is not adopted, all eight directors will be elected for a one year term.

          2. To approve an amendment to the Company's Amended and Restated Articles of Incorporation providing for the classification of the Board of Directors into three classes, with members of each class serving for staggered terms.

          3. To approve a change in the state of incorporation of the Company from the State of California to the State of Delaware by means of a merger of the Company with and into a wholly-owned Delaware subsidiary of the Company.

          4. To approve a series of amendments to the Company's 1988 Stock Option Plan (the "Option Plan"), including (i) an increase in the total number of common shares authorized for issuance thereunder from 4,680,000 shares to 5,480,000 shares and (ii) the extension of the term of the Option Plan from July 19, 1998 to December 31, 2002.

          5. To approve an amendment to the 1995 Employee Stock Purchase Plan (the "1995 Purchase Plan") of the Company to increase the total number of common shares authorized for issuance thereunder from 345,000 shares to 495,000 shares.

          6. To ratify the selection of KPMG Peat Marwick LLP as the Company's independent public accountants for the fiscal year ending December 31, 1997.

          7. To transact such other business as may properly come before the Annual Meeting and any adjournment of the Annual Meeting.

     The Board of Directors has fixed the close of business on March 28, 1997, as the record date for determining the shareholders entitled to receive notice of and to vote at the Annual Meeting and any adjournment thereof. A complete list of shareholders entitled to vote will be available from the Secretary of the Company at the Company's executive offices at 11011 Torreyana Road, San Diego, California 92121, for ten days before the meeting.

     IF YOU DO NOT EXPECT TO ATTEND IN PERSON, PLEASE PROMPTLY MARK, DATE, SIGN AND RETURN THE ENCLOSED PROXY.

                                          By Order of the Board of Directors,

                                          Kenneth J. Woolcott
                                          Secretary

April 22, 1997

                        IDEC PHARMACEUTICALS CORPORATION
                             ---------------------

                                PROXY STATEMENT

                      1997 ANNUAL MEETING OF SHAREHOLDERS
                             ---------------------

     This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of IDEC Pharmaceuticals Corporation, a California corporation (the "Company" or "IDEC California"), with corporate headquarters at 11011 Torreyana Road, San Diego, California 92121, of proxies in the accompanying form to be used at the Annual Meeting of Shareholders (the "Annual Meeting") to be held at the Sheraton Grande Torrey Pines, 10950 North Torrey Pines Road, La Jolla, California on May 22, 1997 at 10:00 a.m., and any adjournment thereof. The shares represented by the proxies received in response to this solicitation and not revoked will be voted at the Annual Meeting. A proxy may be revoked at any time before it is exercised by filing with the Secretary of the Company a written revocation or a duly executed proxy bearing a later date or by voting in person at the Annual Meeting. On the matters coming before the Annual Meeting for which a choice has been specified by a shareholder by means of the ballot on the proxy, the shares will be voted accordingly. If no choice is specified, the shares will be voted IN FAVOR OF the approval of the proposals described in the Notice of Annual Meeting of Shareholders and in this Proxy Statement.

     Shareholders of record at the close of business on March 28, 1997 (the "Record Date") are entitled to receive notice of and to vote at the Annual Meeting. As of the Record Date, the Company had 18,644,634 shares of Common Stock outstanding and 415 shareholders of record. Each holder of Common Stock is entitled to one vote for each share held as of the Record Date. Under California law, an abstention as to any particular matter does not constitute a vote "for" or "against" and will be disregarded in calculating the votes cast as to such matter. "Broker non-votes" (i.e., where the broker or nominee submits a proxy specifically indicating the lack of discretionary authority to vote on a matter) will be treated in the same manner as abstentions. In the election of directors, cumulative voting is authorized for all shareholders if any shareholder gives notice at the Annual Meeting, prior to voting for the election of directors, of his or her intention to cumulate votes. Cumulative voting enables a shareholder to cast as many votes as are equal to the number of shares held by the shareholder multiplied by eight, the number of directors to be elected. All such votes may be cast for a single nominee or may be distributed among any or all of the nominees. The eight candidates receiving the highest number of votes will be elected. The Board of Directors is soliciting discretionary authority to vote proxies cumulatively.

     The expense of printing and mailing proxy materials will be borne by the Company. In addition to the solicitation of proxies by mail, solicitation may be made by certain directors, officers and other employees of the Company by personal interview, telephone or other means. No additional compensation will be paid to such persons for such solicitation. The Company has engaged Beacon Hill Partners, Inc. ("Beacon Hill Partners") to solicit proxies and distribute materials to brokers, banks, custodians, fiduciaries and other nominee holders. The Company will pay Beacon Hill Partners approximately $35,000 for these services. The Company will also reimburse brokers, nominees, fiduciaries and other custodians for their reasonable expenses in forwarding solicitation material to beneficial owners of the Company's Common Stock.

     This Proxy Statement and the accompanying form of proxy are being mailed to shareholders on or about April 22, 1997.

                                   IMPORTANT

     PLEASE MARK, DATE AND SIGN THE ENCLOSED PROXY, AND RETURN IT AT YOUR EARLIEST CONVENIENCE IN THE ENCLOSED, POSTAGE-PREPAID, RETURN ENVELOPE SO THAT IF YOU ARE UNABLE TO ATTEND THE ANNUAL MEETING, YOUR SHARES MAY BE VOTED.

                                 PROPOSAL NO. 1

                             ELECTION OF DIRECTORS

     The persons named in the enclosed proxy will vote to elect as directors of the Company the eight nominees listed below, unless authority to vote for the election of any or all of the nominees is withheld by marking the proxy to that effect. All of the nominees have indicated their willingness to serve, if elected, but if any should be unable or unwilling to serve, proxies may be voted for a substitute nominee designated by the Board of Directors. The eight candidates receiving the highest number of affirmative votes of the shares represented and voting at the Annual Meeting will be elected directors of the Company.

     If the proposed amendment to the Company's Amended and Restated Articles of Incorporation (the "IDEC California Articles of Incorporation") described below in Proposal No. 2 providing for the classification of the Board of Directors into three classes is approved at the Annual Meeting by the Company's shareholders, the eight nominees listed below will be divided into three classes as follows: two Class I Directors (Messrs. Johnson and Hashimoto) will be elected for a one-year term expiring at the 1998 Annual Meeting of Shareholders, three Class II Directors (Mr. Groom, Dr. Edwards and Ms. Schenk) will be elected for a two-year term expiring at the 1999 Annual Meeting of Shareholders and three Class III Directors (Drs. Glassberg and Rastetter and Mr. Young) will be elected for a three-year term expiring at the 2000 Annual Meeting of Shareholders, in all cases subject to the election and qualification of their successors and to their earlier death, resignation or removal. If this proposed amendment to the IDEC California Articles of Incorporation is not adopted, all eight directors will be elected for a one-year term expiring at the 1998 Annual Meeting of Shareholders, subject to the election and qualification of their successors and to their earlier death, resignation or removal. See "Proposal No. 2 -- Approval of Amendment of the IDEC California Articles of Incorporation Providing for Classified Board of Directors."

     As more fully described below in "Proposal No. 3 -- Reincorporation of the Company in Delaware," in the event that the proposed reincorporation of the Company in Delaware is approved by the Company's shareholders, the Board of Directors of the Company, as reincorporated in Delaware, will be classified into three classes in the same manner as proposed in Proposal No. 2, regardless of the approval or disapproval of Proposal No. 2 by shareholders of the Company. See "Proposal No. 3 -- Reincorporation of the Company in Delaware -- The Charter and Bylaws of IDEC California and IDEC Delaware -- Classified Board."

NOMINEES

     Set forth below are the names and ages of the nominees and directors, the principal occupations of each nominee and director at present and for the past five years, certain directorships held by each, and the year in which each became a director of the Company.

NOMINEES                                             POSITION(S) WITH THE COMPANY               AGE
-----------------------------------------  -------------------------------------------------    ---
William H. Rastetter, Ph.D...............  Chairman, President, and Chief Executive Officer     48
Charles C. Edwards, M.D..................  Director                                             73
Alan B. Glassberg, M.D...................  Director                                             60
John Groom...............................  Director                                             58
Kazuhiro Hashimoto.......................  Director                                             56
Franklin P. Johnson, Jr..................  Director                                             68
The Honorable Lynn Schenk................  Director                                             52
William D. Young.........................  Director nominee                                     52

     Dr. Rastetter was appointed Chairman of the Board of Directors of the Company on May 22, 1996. He has served as President and Chief Executive Officer of the Company since December 1986 and Chief Financial Officer from 1988 to 1993. Dr. Rastetter has served as a Director of the Company since 1986. From 1984 to 1986, he was Director of Corporate Ventures at Genentech, Inc. From 1982 to 1984, Dr. Rastetter served in a scientific capacity at Genentech, Inc., directing the Biocatalysis and Chemical Sciences groups. From 1975 to 1982, he held various faculty positions at the Massachusetts Institute of Technology. Dr. Rastetter serves on the Board of Directors for Argonaut Technologies, Inc., a privately held life science company and serves on the boards of the California Health Care Institute and BIOCOM San Diego. Dr. Rastetter also sits on the California Governor's Council on Biotechnology. Dr. Rastetter received his Ph.D. in chemistry from Harvard University in 1975.

     Dr. Edwards is the retired President and Chief Executive Officer of Scripps Institution of Medicine and Science, having joined the Institution in 1991. Dr. Edwards served as the President and Chief Executive Officer of Scripps Clinic and Research Foundation from 1977 to 1991. Previously, Dr. Edwards held a number of positions with private, public and governmental entities including Commissioner of the U.S. Food and Drug Administration and several positions with the American Medical Association. Dr. Edwards is director of three other publicly traded companies, Bergen Brunswig Corporation, Molecular Biosystems, Inc. and Northern Trust of California and serves on the board of three privately held institutions. He received his B.S., M.D. and Honorary Degree, Doctor of Science from the University of Colorado and received his M.S. of Surgery from the University of Minnesota. Dr. Edwards has served as a Director of the Company since May 1995.

     Dr. Glassberg has been associated with the University of California since 1970 and is currently a clinical professor of medicine. Dr. Glassberg is associate director of clinical care and director of general oncology at the University of California San Francisco Cancer Center, and also serves as director of hematology and medical oncology at Mount Zion Medical Center in San Francisco. He received his B.S. from the College of Charleston and his M.D. from the University of South Carolina in Charleston. Dr. Glassberg has served as a Director of the Company since February 1997.

     Mr. Groom has been President, Chief Operating Officer, and a Director of Elan Corporation plc since 1996. Mr. Groom served as the President and Chief Executive Officer of Athena Neurosciences, Inc. from 1987 to 1996. Mr. Groom also serves as a Director of Ligand Pharmaceuticals Inc. and Athena Neurosciences, Inc. From 1960 to 1985, Mr. Groom was employed by Smith Kline & French Laboratories ("SK&F"), the pharmaceutical division of the former SmithKline Beckman Corporation. He held a number of positions at SK&F, including: President of SK&F International from 1980 to 1985; Vice President, Europe; Managing Director, United Kingdom; Regional Director of Africa, Asia and the Middle East; Managing Director, India; and Managing Director, Pakistan. Mr. Groom has also served as Chairman of the International Section of the Pharmaceutical Manufacturers Association. Mr. Groom is a Fellow of the Association of Certified Accountants (UK) and has served as a Director of the Company since September 1992.

     Mr. Hashimoto has been, since 1981, Director of Research and Development of Zenyaku Kogyo Co., Ltd. ("Zenyaku"), a private pharmaceutical company in Tokyo, Japan, and an investor in the Company. Mr. Hashimoto served as President of Zenyaku since July 1994 and has served on Zenyaku's Board of Directors since 1977. He is a Director of two privately held companies and sits on the Board of Trustees of Tamagawa Gakuen University. Mr. Hashimoto has served as a Director of the Company since July 1991.

     Mr. Johnson has been a General Partner at AMC Partners 84 since 1984. AMC Partners 84 is the General Partner of Asset Management Associates 1984, an investor in the Company. Mr. Johnson is also a Director of Amgen, Inc., Boole & Babbage, Inc., and Tandem Computers Incorporated, as well as a Director of four privately held companies. He has served as a Director of the Company since 1986.

     Ms. Schenk is currently an attorney and previously served as the United States Congresswoman for the 49th District of the State of California from 1993 to 1995. She was an attorney in private practice from 1983 to 1993 and served as the California Secretary of Business, Transportation and Housing from 1980 to 1983. Ms. Schenk is also a Director of California Federal, FSB, a privately held company. She received her B.A. in Political Science from the University of California at Los Angeles, earned her J.D. from the University of San Diego and attended the London School of Economics. Ms. Schenk has served as a Director of the Company since May 1995.

     Mr. Young joined Genentech, Inc. ("Genentech"), an investor in and corporate partner of the Company, in 1980 as Director of Manufacturing and Process Sciences and became Vice President in 1983. He was promoted to Senior Vice President in 1989 where he was most recently responsible for Process Sciences, Manufacturing, Engineering and Facilities, Quality Assurance, Quality Control, Regulatory Affairs, Product

Development and Pharmacological Sciences. In 1996, Mr. Young was promoted to Executive Vice President and in 1997 to Chief Operating Officer, adding responsibility for Medical Affairs and Business and Corporate Development. He also serves as a Director for Energy Biosystems Corporation, a publicly held biotechnology company and two privately held life science companies, GenVec and VaxGen, Inc. Mr. Young received his B.S. in Chemical Engineering from Purdue University and his M.B.A. from Indiana University. Mr. Young is standing as a director nominee of the Company.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF THE NOMINEES LISTED ABOVE.

BOARD MEETINGS AND COMMITTEES

     The Company's bylaws authorize the Board of Directors to fix the number of directors at not less than eight nor more than eleven. The number of directors as of the date of the Annual Meeting is fixed at eight.

     The Board of Directors held five regularly scheduled meetings and one special telephonic meeting during 1996. All Directors (who have served on the Board of Directors throughout the year) have attended at least 75% of the aggregate number of meetings of the Board of Directors and of the Committees, respectively, on which such Directors serve, with the exception of Mr. Groom who attended 60% of the regularly scheduled meetings and 100% of the special telephonic meeting (67% overall), Mr. Hashimoto who attended 80% of the regularly scheduled meetings and was not present at the special telephonic meeting (67% overall) and Mr. Johnson who attended 80% of the regularly scheduled meetings and was not present at the special telephonic meeting (67% overall).

     The Board of Directors has appointed a Compensation Committee, Audit and Finance Committee, Regulatory Oversight Committee and Nominating Committee.

     The members of the Compensation Committee are Franklin P. Johnson, Jr. (Chair), Charles C. Edwards, M.D. and John Groom. The Compensation Committee held four meetings during the 1996 fiscal year. The Compensation Committee's functions are to determine and review the compensation to be paid to officers and directors of the Company, to administer the Company's 1988 Stock Option Plan and the 1995 Employee Stock Purchase Plan.

     In 1996, the members of the Audit and Finance Committee were John Groom (Chair), Peter Barton Hutt, John P. McLaughlin and Lynn Schenk. The Audit and Finance Committee held one meeting during the 1996 fiscal year. The Audit and Finance Committee's functions are to monitor the effectiveness of the internal and external audit controls, to oversee the Company's financial and accounting organization and financial reporting, to oversee the Company's equity and debt financings, to oversee the Company's capital expenditure activities and to select a firm of independent public accountants whose duty it is to audit the books and accounts of the Company for the fiscal year for which they are appointed. In 1997, the Audit and Finance Committee will consist of three directors: John Groom (Chair), Franklin P. Johnson, Jr. and Lynn Schenk.

     In January 1996, the Board of Directors formed a Regulatory Oversight Committee. In 1996, the members of the Regulatory Oversight Committee were Peter Barton Hutt (Chair) and Charles C. Edwards, M.D. The Regulatory Oversight Committee held one meeting during the 1996 fiscal year. The Regulatory Oversight Committee is responsible for advising the Company on matters pertaining to the filing of Investigational New Drug applications, Biological License Applications, Product License Applications and other regulatory matters. In 1997, the Regulatory Oversight Committee will consist of three directors:
Charles C. Edwards, M.D. (Chair), Alan B. Glassberg, M.D. and William D. Young.

     In May 1996, the Board of Directors formed a Nominating Committee. The members of the Nominating Committee are Lynn Schenk (Chair), Charles C. Edwards, M.D., John Groom and Franklin P. Johnson, Jr. The Nominating Committee met in conjunction with the full Board and most recently recommended and nominated Dr. Alan B. Glassberg to the Board of Directors. This appointment was approved by the Board of Directors on February 24, 1997. The Nominating Committee is responsible for proposing a slate of directors which the Board proposes for election by shareholders at each annual meeting and to select and nominate candidates to fill any vacancies on the Board.

REMUNERATION

     All Board members except (i) employee directors, (ii) directors who are associated with a firm or entity which has a venture capital interest in the Company or (iii) directors who are affiliated with the Company's corporate development partners, will receive $2,000 for each Board meeting day attended. Beginning in April 1996, each Board Committee member except (i) employee directors or (ii) directors who are affiliated with the Company's corporate development partners, will receive $500 for each Board Committee meeting attended. Additionally, all Board members will be reimbursed for actual expenses incurred in attending Board meetings. During 1996, Dr. Edwards earned $14,000, Mr. Groom earned $7,500, Mr. Johnson earned $1,500 and Ms. Schenk earned $12,500 for their services as Directors.

     The 1993 Non-Employee Directors Stock Option Plan (the "Directors Plan") was originally adopted by the Board of Directors of the Company on September 14, 1993 and approved by the shareholders on May 19, 1994. The Plan is designed to serve as an equity incentive program to attract and retain the services of highly qualified individuals with substantial relevant experience to the life sciences industry. In accordance with the Directors Plan, individuals who are first elected or appointed as non-employee Board members, whether through appointment by the Board of Directors or election by the Company's shareholders, will automatically be granted, on the date of such initial election or appointment, a nonstatutory stock option to purchase 17,500 shares of common stock. Accordingly, on February 24, 1997, Dr. Glassberg received, in connection with his appointment to the Board, an option to purchase 17,500 shares of common stock at an exercise price of $24.38 per share, the fair market value per share on the grant date. The option is immediately exercisable for all the option shares, but any shares purchased under the option will be subject to repurchase by the Company, at the option exercise price paid per share, in the event Dr. Glassberg should cease Board service prior to vesting in the shares. The option shares will vest in a series of four successive equal annual installments upon Dr. Glassberg's completion of each year of Board service over the four-year period measured from the grant date. The Directors Plan also provides for a series of annual option grants to each individual who continues to serve as a non-employee Board member. Accordingly, on January 2, 1996, each individual serving as a non-employee Board member at that time received an option grant to purchase 5,000 shares of common stock at an exercise price of $19.13 per share, the fair market value per share on the grant date. On January 2, 1997, each individual serving as a non-employee Board member at that time received an option grant for an additional 5,000 shares of common stock at an exercise price of $22.50 per share, the fair market value per share on the grant date. Each such annual grant is immediately exercisable for all the option shares, but any shares purchased under the option will be subject to repurchase by the Company, at the option price paid per share, should the optionee cease to remain a Board member for any reason (other than death or disability) within one year after the grant date. Each option grant under the Directors Plan, whether an initial grant or an annual grant, has a maximum term of ten years measured from the grant date, subject to earlier termination following the optionee's cessation of Board service. The shares subject to each option grant held by a non-employee Board member under the Directors Plan will immediately vest in full upon (i) certain changes in the ownership or control of the Company or (ii) the death or disability of such individual while serving as a Board member. In addition, upon the successful completion of a hostile tender offer for 50% or more of the Company's outstanding voting securities, each outstanding option under the Directors Plan may be surrendered to the Company for a cash distribution per surrendered option share in an amount equal to the excess of (a) the tender offer price paid per share of common stock over (b) the exercise price payable for such option share.

                                 PROPOSAL NO. 2

     APPROVAL OF AMENDMENT OF THE IDEC CALIFORNIA ARTICLES OF INCORPORATION
                 PROVIDING FOR A CLASSIFIED BOARD OF DIRECTORS

     On February 24, 1997, the Board of Directors unanimously approved a proposal to amend the IDEC California Articles of Incorporation to provide for the institution of a classified Board of Directors. The full text of the proposed amendment to the IDEC California Articles of Incorporation is set forth in Exhibit A to this Proxy Statement and the following description is qualified in its entirety by reference thereto. If the proposed amendment is approved, the eight directors elected to the Board will be divided into three classes as provided under "Election of Directors" and certain conforming amendments, in substantially the form set forth in Exhibit B to this Proxy Statement, will be made to the Bylaws of the Company.

     California law authorizes provisions in articles of incorporation that provide for a classified board of directors. THE BOARD OF DIRECTORS BELIEVES THAT THE PROPOSED AMENDMENT INSTITUTING A CLASSIFIED BOARD OF DIRECTORS IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS AND THEREFORE RECOMMENDS A VOTE FOR THIS PROPOSAL.

     The proposed amendment to the IDEC California Articles of Incorporation and conforming amendments to the Bylaws provide that directors will be classified into three classes, as nearly equal in number as possible. One class would hold office initially for a term expiring at the Annual Meeting to be held in 1998; another class would hold office initially for a term expiring at the Annual Meeting to be held in 1999; and another class would hold office initially for a term expiring at the Annual Meeting to be held in 2000. At each Annual Meeting following this initial classification and election, the successors to the class of directors whose terms expire at that meeting would be elected for a term of office to expire at the third succeeding Annual Meeting after their election and until their successors have been duly elected and qualified. See "Proposal No.
1 -- Election of Directors" as to the initial composition of each class of directors, and each director's initial term, if this Proposal No. 2 is adopted.

     As more fully described below in "Proposal No. 3 -- Reincorporation of the Company in Delaware," in the event that the proposed reincorporation of the Company in Delaware is approved by the Company's shareholders, the Board of Directors of the Company, as reincorporated in Delaware, will be classified into three classes in the same manner as proposed in this Proposal No. 2, regardless of the approval or disapproval of this Proposal No. 2 by shareholders of the Company. See "Proposal No. 3 -- Reincorporation of the Company in
Delaware -- The Charter and Bylaws of IDEC California and IDEC
Delaware -- Classified Board."

     The Board believes that classification of the Board of the Company will help lend continuity and stability to the management of the Company, both as a California corporation and as a Delaware corporation if Proposal No. 3 below is approved by shareholders and the Company is reincorporated in Delaware. Following adoption of the classified board structure, at any given time at least approximately two-thirds of the members of the Board will generally have had experience as directors of the Company. The Board believes that this will facilitate long-range business planning, strategic planning and policy making and will have a positive impact on customer and employee loyalty. In particular, the Company believes that a classified Board of Directors will permit the Company to more effectively represent the interests of all of its shareholders in a variety of situations, including responding to circumstances which might be created by demands or actions of a single shareholder or shareholder group, than might be the case if the Board of Directors were not classified and a measure of continuity from year to year were not thereby assured. The proposed amendment is not a response to any specific effort of which the Company is aware to accumulate the Company's stock or to obtain control of the Company.

     The proposed classified Board amendment could discourage efforts to obtain control of the Company. The classification of directors will have the effect of making it more difficult for shareholders to change the composition of the Board in a relatively short period of time since at least two Annual Meetings will be required to be held in order to effect a change in a majority of the members of the Board. The delay afforded by the proposed amendment will help ensure that the Board, if confronted with a hostile tender offer, a proxy contest or other similar proposal, will have sufficient time to review and consider the proposal and appropriate alternatives to the proposal and to act in what it believes to be the best interests of the shareholders.

VOTE REQUIRED FOR THE AMENDMENT OF THE IDEC CALIFORNIA ARTICLES OF INCORPORATION AND BYLAWS

     Approval of the amendment of the IDEC California Articles of Incorporation and Bylaws providing for a classified Board of Directors will require the affirmative vote of the majority of outstanding shares of the Company's common stock on the Record Date entitled to vote on the proposal. In addition, the affirmative votes must constitute at least a majority of the required quorum, which quorum is a majority of the shares outstanding on the Record Date. Votes that are cast against the proposal will be counted for purposes of determining
(x) the presence or absence of a quorum and (y) the total number of negative votes cast with respect to the proposal. While there is no definitive statutory or case law authority in California as to the proper treatment of abstentions in the counting of votes with respect to a proposal such as the proposed classified Board, the Company believes that abstentions should be counted for purposes of determining both (A) the presence or absence of a quorum for the transaction of business and (B) the total number of votes cast with respect to the proposal. In the absence of controlling precedent to the contrary, the Company intends to treat abstentions in this manner. Accordingly, abstentions will have the same effect as a vote against the proposal. The Company further believes that broker non-votes should be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but should not be counted for purposes of determining the number of votes cast with respect to the proposal. In the absence of controlling precedent to the contrary, the Company intends to treat broker non-votes in this manner.

     THE BOARD RECOMMENDS A VOTE "FOR" THE PROPOSED AMENDMENT TO THE IDEC CALIFORNIA ARTICLES OF INCORPORATION AND BYLAWS PROVIDING FOR A CLASSIFIED BOARD OF DIRECTORS. THE EFFECT OF AN ABSTENTION IS THE SAME AS THAT OF A VOTE AGAINST THIS PROPOSAL.

                                 PROPOSAL NO. 3

                   REINCORPORATION OF THE COMPANY IN DELAWARE

INTRODUCTION

     On February 24, 1997, the Board of Directors unanimously approved a proposal to change the Company's state of incorporation from the State of California to the State of Delaware (the "Reincorporation Proposal" or the "Proposed Reincorporation"). For the reasons set forth below, the Board of Directors believes that the best interests of the Company and its shareholders will be served by changing the state of incorporation of the Company from California to Delaware. SHAREHOLDERS ARE URGED TO READ CAREFULLY THE FOLLOWING SECTIONS OF THIS PROXY STATEMENT, INCLUDING THE RELATED EXHIBITS REFERENCED BELOW AND ATTACHED HERETO, BEFORE VOTING ON THE REINCORPORATION PROPOSAL. Throughout the Proxy Statement, the terms "the Company" and "IDEC California" refer to the existing California corporation and the term "IDEC Delaware" refers to IDEC Pharmaceuticals Corporation, a Delaware corporation which is a wholly-owned subsidiary of IDEC California and the proposed successor to IDEC California.

     As discussed below, the principal reasons for the Proposed Reincorporation are the greater flexibility of Delaware corporate law, the substantial body of case law interpreting that law, and the increased ability of the Company to attract and retain qualified directors. The Company believes that its shareholders will benefit from the well established principles of corporate governance that Delaware law affords. Although Delaware law provides the opportunity for the Board of Directors to adopt various mechanisms which may enhance the Board's ability to negotiate favorable terms for the shareholders in the event of an unsolicited takeover attempt, the proposed IDEC Delaware Certificate of Incorporation and Bylaws are substantially similar to those currently in effect in California, with the exception that the Board of Directors of IDEC Delaware will be divided into three classes with staggered terms of office (as will the Board of Directors of IDEC California in the event that Proposal No. 2 above is approved by shareholders). The Reincorporation Proposal is not being proposed in order to prevent a nonsolicited takeover attempt, nor is it in response to any present attempt known to the Board of Directors to acquire control of the Company, obtain representation of the Board of Directors or take significant action that affects the Company.

     The Proposed Reincorporation would be accomplished by merging the Company into IDEC Delaware pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), a copy of which is attached as Exhibit C to this Proxy Statement. The Proposed Reincorporation will not result in any change in the Company's business, assets or liabilities, will not cause its corporate headquarters to be moved and will not result in any relocation of management or other employees. Upon completion of the merger, IDEC California will cease to exist and IDEC Delaware will continue to operate the business of the Company under the name "IDEC Pharmaceuticals Corporation."

     On the effective date of the Proposed Reincorporation, each outstanding share of common stock of the Company and each outstanding share of each series and subseries of preferred stock of the Company will automatically convert into one share of common stock of IDEC Delaware and one share of the same series or subseries, as the case may be, of preferred stock of IDEC Delaware, respectively, and shareholders of the Company will automatically become shareholders of IDEC Delaware. In addition, each outstanding option, warrant or right to acquire shares of common stock of the Company will be converted into an option, warrant or right to acquire an equal number of shares of common stock of IDEC Delaware, under the same terms and conditions as the original options, warrants or rights. All of the Company's employee benefit plans, including the 1988 Stock Option Plan, the 1995 Employee Stock Purchase Plan, the 1993 Non-Employee Directors Stock Option Plan and the 401(k) Employee Savings Plan, will be adopted and continued by IDEC Delaware following the Proposed Reincorporation. Shareholders should recognize that approval of the Proposed Reincorporation will constitute approval of the adoption and assumption of those plans by IDEC Delaware.

     The common stock of IDEC California is listed for trading on the Nasdaq National Market tier of the Nasdaq Stock Market, and after the merger IDEC Delaware's common stock will continue to be traded on the

Nasdaq National Market tier of the Nasdaq Stock Market without interruption, under the same symbol ("IDPH") as the shares of IDEC California common stock are traded under such system prior to the merger.

     No action need be taken by shareholders to exchange their stock certificates now; this will be accomplished at the time of the next transfer by the shareholder. Certificates for shares in the Company will automatically represent an equal number of shares in IDEC Delaware upon completion of the merger.

     Under California law, the affirmative vote of a majority of the outstanding shares of common stock of IDEC California is required for approval of the Merger Agreement and the other terms of the Proposed Reincorporation. See "Vote Required for the Reincorporation Proposal." The Proposed Reincorporation does not require the approval of the holders of outstanding shares of the Company's preferred stock and such approval is not being sought. The Proposed Reincorporation has been unanimously approved by IDEC California's Board of Directors. If approved by the shareholders, it is anticipated that the merger will become effective as soon as practicable (the "Effective Date") following the Annual Meeting of Shareholders. However, pursuant to the Merger Agreement, the merger may be abandoned or the Merger Agreement may be amended by the Board of Directors (except that the principal terms may not be amended without shareholder approval) either before or after shareholder approval has been obtained and prior to the Effective Date of the Proposed Reincorporation if, in the opinion of the Board of Directors of either company, circumstances arise which make it inadvisable to proceed under the original terms of the Merger Agreement. Shareholders of IDEC California will have no dissenters' rights of appraisal with respect to the merger.

     The discussion set forth below is qualified in its entirety by reference to the Merger Agreement, the Amended and Restated Certificate of Incorporation of IDEC Delaware (the "IDEC Delaware Certificate of Incorporation") and the Bylaws of IDEC Delaware (the "IDEC Delaware Bylaws"), copies of which are attached hereto as Exhibits C, D and E, respectively.

     APPROVAL BY SHAREHOLDERS OF THE PROPOSED REINCORPORATION WILL CONSTITUTE APPROVAL OF THE MERGER AGREEMENT, THE IDEC DELAWARE CERTIFICATE OF INCORPORATION, THE IDEC DELAWARE BYLAWS, THE ASSUMPTION OF IDEC CALIFORNIA'S EMPLOYEE BENEFIT PLANS, STOCK OPTION AND EMPLOYEE STOCK PURCHASE PLANS AND NON-EMPLOYEE DIRECTORS STOCK OPTION PLAN BY IDEC DELAWARE AND THE FORM OF INDEMNIFICATION AGREEMENT OF IDEC DELAWARE.

VOTE REQUIRED FOR THE REINCORPORATION PROPOSAL

     Approval of the Reincorporation Proposal, which will also constitute approval of (i) the Merger Agreement, (ii) the IDEC Delaware Certificate of Incorporation, (iii) the IDEC Delaware Bylaws, (iv) the assumption of IDEC California's employee benefit plans, stock option and employee stock purchase plans and non-employee directors stock option plan by IDEC Delaware and (v) the form of indemnification agreement of IDEC Delaware, will require the affirmative vote of the majority of outstanding shares of common stock of the Company on the Record Date entitled to vote on the proposal. In addition, the affirmative votes must constitute at least a majority of the required quorum, which quorum is a majority of the shares of common stock outstanding on the Record Date. Votes that are cast against the proposal will be counted for purposes of determining
(x) the presence or absence of a quorum and (y) the total number of negative votes cast with respect to the proposal. While there is no definitive statutory or case law authority in California as to the proper treatment of abstentions in the counting of votes with respect to a proposal such as the Proposed Reincorporation in Delaware, the Company believes that abstentions should be counted for purposes of determining both (A) the presence or absence of a quorum for the transaction of business and (B) the total number of votes cast with respect to the proposal. In the absence of controlling precedent to the contrary, the Company intends to treat abstentions in this manner. Accordingly, abstentions will have the same effect as a vote against the proposal. The Company further believes that broker non-votes should be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but should not be counted for purposes of determining the number of votes cast with respect to the proposal. In the absence of controlling precedent to the contrary, the Company intends to treat broker non-votes in this manner.

PRINCIPAL REASONS FOR THE PROPOSED REINCORPORATION

     As the Company plans for the future, the Board of Directors and management believe that it is essential to be able to draw upon well established principles of corporate governance in making legal and business decisions. The prominence and predictability of Delaware corporate law provide a reliable foundation on which the Company's governance decisions can be based and the Company believes that shareholders will benefit from the responsiveness of Delaware corporate law to their needs and to those of the corporation they own.

     Prominence, Predictability and Flexibility of Delaware Law.   For many
years Delaware has followed a policy of encouraging incorporation in that state and, in furtherance of that policy, has been a leader in adopting, construing and implementing comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. Many corporations have chosen Delaware initially as a state of incorporation or have subsequently changed corporate domicile to Delaware in a manner similar to that proposed by the Company. Because of Delaware's prominence as the state of incorporation for many major corporations, both the legislature and courts in Delaware have demonstrated an ability and a willingness to act quickly and effectively to meet changing business needs. The Delaware courts have developed considerable expertise in dealing with corporate issues and a substantial body of case law has developed construing Delaware law and establishing public policies with respect to corporate legal affairs.

     Increased Ability to Attract and Retain Qualified Directors. Both California and Delaware law permit a corporation to include a provision in its charter document which reduces or limits the monetary liability of directors for breaches of fiduciary duty in certain circumstances. The increasing frequency of claims and litigation directed against directors and officers has greatly expanded the risks facing directors and officers of corporations in exercising their respective duties. The amount of time and money required to respond to such claims and to defend such litigation can be substantial. It is the Company's desire to reduce these risks to its directors and officers and to limit situations in which monetary damages can be recovered against directors so that the Company may continue to attract and retain qualified directors who otherwise might be unwilling to serve because of the risks involved. The Company believes that, in general, Delaware law provides greater protection to directors than California law and that Delaware case law regarding a corporation's ability to limit director liability is more developed and provides more guidance than California law.

     Well Established Principles of Corporate Governance. There is substantial judicial precedent in the Delaware courts as to the legal principles applicable to measures that may be taken by a corporation and as to the conduct of the Board of Directors under the business judgment rule. The Company believes that its shareholders will benefit from the well established principles of corporate governance that Delaware law affords.

NO CHANGE IN THE NAME, BOARD MEMBERS, BUSINESS, MANAGEMENT, EMPLOYEE PLANS OR LOCATION OF CORPORATE HEADQUARTERS OF THE COMPANY

     The Proposed Reincorporation will effect a change only in the legal domicile of the Company and certain other changes of a legal nature, certain of which are described in this Proxy Statement. The Proposed Reincorporation will NOT result in any change in the name, business, management, fiscal year, assets or liabilities (except to the extent of legal and other costs of effecting the reincorporation) or location of the corporate headquarters of the Company. The eight (8) directors who are elected at the Annual Meeting of Shareholders will become the directors of IDEC Delaware and will be divided into three classes as detailed in Proposal Nos. 1 and 2. All employee benefit, stock option, employee stock purchase and non-employee directors stock option plans of IDEC California will be assumed and continued by IDEC Delaware, and each option or right issued pursuant to such plans will automatically be converted into an option or right to purchase the same number of shares of common stock of IDEC Delaware, at the same price per share, upon the same terms, and subject to the same conditions. Shareholders should note that approval of the Reincorporation Proposal will also constitute approval of the assumption of these plans by IDEC Delaware. Other employee benefit arrangements of IDEC California will also be continued by IDEC Delaware upon the terms and subject to the conditions currently in effect. As noted above, after the merger the shares of common stock of

IDEC Delaware will continue to be traded, without interruption, in the same principal market and under the same symbol ("IDPH") as the shares of common stock of IDEC California are traded under prior to the merger.

     Prior to the Effective Date of the merger, the Company will obtain any requisite consents to such merger from parties with whom it may have contractual arrangements. As a result, IDEC California's rights and obligations under such contractual arrangements will continue and be assumed by IDEC Delaware.

ANTITAKEOVER IMPLICATIONS

     Delaware, like many other states, permits a corporation to adopt a number of measures through amendment of the corporate charter or bylaws or otherwise, which measures are designed to reduce a corporation's vulnerability to unsolicited takeover attempts. The Reincorporation Proposal is not being proposed in order to prevent such a change in control, nor is it in response to any present attempt known to the Board of Directors to acquire control of the Company or to obtain representation on the Board of Directors.

     In the discharge of its fiduciary obligations to its shareholders, the Board of Directors has evaluated the Company's vulnerability to potential unsolicited bidders. In the course of such evaluation, the Board of Directors of the Company has considered or may consider in the future certain defensive strategies designed to enhance the Board's ability to negotiate with an unsolicited bidder. These strategies include, but are not limited to, the adoption of a shareholder rights plan and severance agreements for its management and key employees which become effective upon the occurrence of a change in control of the Company. None of these measures has been implemented by IDEC California under California law and none has been provided for by IDEC Delaware under Delaware law, although the Board of Directors of the Company has considered and may adopt a shareholder rights plan in the future.

     Certain effects of the Reincorporation Proposal may be considered to have antitakeover implications. Section 203 of the Delaware General Corporation Law, from which IDEC Delaware does NOT intend to opt out, restricts certain "business combinations" with "interested stockholders" for three (3) years following the date that a person becomes an interested stockholder, unless the Board of Directors approves the business combination. See "Significant Differences Between the Corporation Laws of California and Delaware -- Shareholder Approval of Certain Business Combinations." Furthermore, the establishment of a classified Board of Directors similarly could be viewed as having an antitakeover effect in that it permits only one-third of the Board to be elected in any given year. Likewise, the elimination of the right of shareholders controlling at least ten percent (10%) of the voting shares to call a special meeting of the shareholders could be seen as promoting an antitakeover effect by allowing shareholder action only at a meeting properly called by the Board of Directors or an annual meeting. For a detailed discussion of all of the changes which will be implemented as part of the Proposed Reincorporation, see "The Charters and Bylaws of IDEC California and IDEC Delaware." For a discussion of these and other differences between the laws of California and Delaware, see "Significant Differences Between the Corporation Laws of California and Delaware."

     The Board of Directors believes that unsolicited takeover attempts may be unfair or disadvantageous to the Company and its shareholders because: (i) a non-negotiated takeover bid may be timed to take advantage of temporarily depressed stock prices; (ii) a non-negotiated takeover bid may be designed to foreclose or minimize the possibility of more favorable competing bids or alternative transactions; (iii) a non-negotiated takeover bid may involve the acquisition of only a controlling interest in the corporation's stock, without affording all shareholders the opportunity to receive the same economic benefits; and (iv) certain of the Company's contractual arrangements provide that they may not be assigned pursuant to a transaction which results in a "change of control" of the Company without the prior written consent of the licensor or other contracting party.

     By contrast, in a transaction in which an acquiror must negotiate with an independent board of directors, the board can and should take account of the underlying and long-term values of the Company's business, technology and other assets, the possibilities for alternative transactions on more favorable terms, possible advantages from a tax-free reorganization, anticipated favorable developments in the Company's business not yet reflected in the stock price and equality of treatment of all shareholders.

     Despite the belief of the Board of Directors as to the benefits to shareholders of the Reincorporation Proposal, it may be disadvantageous to the extent that it has the effect of discouraging a future takeover attempt which is not approved by the Board of Directors, but which a majority of the shareholders may deem to be in their best interests or in which shareholders may receive a substantial premium for their shares over the then current market value or over their cost basis in such shares. As a result of such effects of the Reincorporation Proposal, shareholders who might wish to participate in a tender offer may not have an opportunity to do so. In addition, to the extent that such provisions enable the Board of Directors to resist a takeover or a change in control of the Company, they could make it more difficult to change the existing Board of Directors and management.

     In addition to the various anti-takeover measures that would be available to IDEC Delaware after the Proposed Reincorporation due to the application of Delaware law, IDEC Delaware would retain the rights currently available to the Company under California law to issue shares of its authorized but unissued capital stock.

     Following the effectiveness of the Proposed Reincorporation, shares of authorized and unissued common stock and preferred stock of IDEC Delaware could (within the limits imposed by applicable law) be issued in one or more transactions, or preferred stock could be issued with terms, provisions and rights which would make more difficult and, therefore, less likely, a takeover of IDEC Delaware. Any such issuance of additional stock could have the effect of diluting the earnings per share and book value per share of existing shares of common stock and preferred stock, and such additional shares could be used to dilute the stock ownership of persons seeking to obtain control of IDEC Delaware.

     It should be noted that the voting rights to be accorded to any unissued series of preferred stock of IDEC Delaware ("Delaware Preferred Stock") remain to be fixed by the Delaware Company Board of Directors. Accordingly, if the IDEC Delaware Board of Directors so authorizes, the holders of Delaware Preferred Stock may be entitled to vote separately as a class in connection with approval of certain extraordinary corporate transactions in circumstances where Delaware law does not ordinarily require such a class vote, or might be given a disproportionately large number of votes. Such Delaware Preferred Stock could also be convertible into a large number of shares of common stock of IDEC Delaware under certain circumstances or have other terms which might make acquisition of a controlling interest in IDEC Delaware more difficult or more costly, including the right to elect additional directors to the IDEC Delaware Board of Directors. Potentially, the Delaware Preferred Stock could be used to create voting impediments or to frustrate persons seeking to effect a merger or otherwise to gain control of IDEC Delaware. Also, the Delaware Preferred Stock could be privately placed with purchasers who might side with the management of IDEC Delaware in opposing a hostile tender offer or other attempt to obtain control.

     If the Proposed Reincorporation is approved, it is not the present intention of the Board of Directors to seek shareholder approval prior to any issuance of the preferred stock or common stock of IDEC Delaware, except as required by law or regulation. Frequently, opportunities arise that require prompt action, and it is the belief of the Board of Directors that the delay necessary for shareholder approval of a specific issuance would be a detriment to IDEC Delaware and its stockholders. The Board of Directors does not intend to issue any preferred stock except on terms which the Board of Directors deems to be in the best interests of IDEC Delaware and its then existing stockholders.

THE CHARTERS AND BYLAWS OF IDEC CALIFORNIA AND IDEC DELAWARE

     The provisions of the IDEC Delaware Certificate of Incorporation and the IDEC Delaware Bylaws are similar to those of the IDEC California Articles of Incorporation and Bylaws in many respects. However, the Reincorporation Proposal includes the implementation of certain provisions in the IDEC Delaware Certificate of Incorporation and IDEC Delaware Bylaws which alter the rights of shareholders and the powers of management. These provisions have antitakeover implications as described in this Proxy Statement. Approval by shareholders of the Proposed Reincorporation will constitute an approval of the inclusion in the IDEC Delaware Certificate of Incorporation and Bylaws of each of the provisions described below. In addition, IDEC Delaware could implement certain other changes by amendment of its Certificate of Incorporation or

Bylaws. For a discussion of such changes, see "Significant Differences Between the Corporation Laws of California and Delaware." This discussion of the IDEC Delaware Certificate of Incorporation and Bylaws is qualified in its entirety by reference to Exhibits D and E hereto, respectively.

     Capitalization. Currently, the Company's capital stock consists of 50,000,000 authorized shares of common stock, no par value, and 8,000,000 authorized shares of preferred stock, no par value.

     The capitalization of IDEC Delaware is identical to the capitalization of the Company, with authorized capital stock of 50,000,000 shares of common stock, $.001 par value, and 8,000,000 shares of preferred stock, $.001 par value, consistent with maintaining adequate capitalization for the current needs of the Company. IDEC Delaware's authorized but unissued shares of preferred stock will be available for future issuance.

     Upon the effectiveness of the Proposed Reincorporation, IDEC Delaware will have the same number of outstanding shares of common stock and preferred stock that the Company had outstanding immediately prior to the Proposed Reincorporation.

     Under the IDEC Delaware Certificate of Incorporation, as under the IDEC California Articles of Incorporation, the Board of Directors has the authority to determine or alter the rights, preferences, privileges and restrictions to be granted to or imposed upon any wholly unissued series of preferred stock and to fix the number of shares constituting any such series and to determine the designation thereof.

     The Board of Directors may authorize the issuance of preferred stock for the purpose of adopting shareholder rights plans or in connection with various corporate transactions, including corporate partnering arrangements. If the reincorporation is approved, it is not the present intention of the Board of Directors to seek shareholder approval prior to any issuance of preferred stock, except as required by law or regulation. See "Anti-Takeover Implications."

     Monetary Liability of Directors and Officers. The Articles of Incorporation of IDEC California and the IDEC Delaware Certificate of Incorporation both provide for the elimination of personal monetary liability of directors and officers to the fullest extent permissible under law. The provision eliminating monetary liability of directors and officers set forth in the IDEC Delaware Certificate of Incorporation is potentially more expansive than the corresponding provision in the IDEC California Articles of Incorporation, in that the former incorporates future amendments to Delaware law with respect to the elimination of such liability. IDEC Delaware proposes to enter into new indemnification arrangements with all directors and certain executive officers after the Proposed Reincorporation. The new indemnification agreements will be similar to the Company's indemnification agreements but will be modified to the extent necessary to conform the agreements to Delaware law. In particular, the new agreements will be modified to include within their purview future changes in Delaware law that expand the permissible scope of indemnification of officers and directors of Delaware corporations. If the Proposed Reincorporation is approved, the new indemnification agreements will be approved by the Company's shareholders.

     Size of the Board of Directors. The Bylaws of IDEC Delaware provide for a Board of Directors consisting of eight (8) members, until changed by resolution of the Board of Directors. The Company's bylaws authorize the Board of Directors to fix the number of directors at not less than eight nor more than eleven. The number of directors as of the date of the Annual Meeting is fixed at eight. Under California law, although changes in the number of directors, in general, must be approved by a majority of the outstanding shares, the Board of Directors may fix the exact number of directors within a stated range set forth in the articles of incorporation or bylaws, if the stated ranges have been approved by the shareholders. Delaware law permits the board of directors acting alone, to change the authorized number of directors by amendment to the bylaws, unless the directors are not authorized to amend the bylaws or the number of directors is fixed in the certificate of incorporation (in which case a change in the number of directors may be made only by amendment to the certificate of incorporation following approval of such change by the stockholders). The IDEC Delaware Certificate of Incorporation provides that the number of directors will be as specified in the Bylaws and authorizes the Board of Directors to adopt, alter, amend or repeal the Bylaws. Following the Proposed Reincorporation, the Board of Directors of IDEC Delaware could amend the Bylaws to change the size of the Board of Directors from eight directors without further stockholder approval. If the Reincorporation Proposal is approved, the eight directors of IDEC California who are elected at the Annual Meeting of Shareholders will become the eight directors of IDEC Delaware, will be divided into three classes as detailed in Proposal Nos. 1 and 2 above, and will serve until their successors have been duly elected and qualified or until their earlier death, resignation or removal. See "Proposal No.
1 -- Election of Directors" and "Proposal No. 2 -- Approval of Amendment of the Amended and Restated Articles of Incorporation of the Company Providing for a Classified Board of Directors."

     Classified Board. The IDEC California Articles of Incorporation does not currently provide for a classified Board of Directors. As described in Proposal No. 2 above, however, shareholders of the Company are being asked to approve a proposed amendment to the IDEC California Articles of Incorporation and conforming amendments to the IDEC California Bylaws providing that directors of the Company will be classified into three classes. See "Proposal No.
2 -- Approval of Amendment of the Amended and Restated Articles of Incorporation of the Company Providing for a Classified Board of Directors."

     If the Proposed Reincorporation is approved by shareholders, the Merger Agreement and the IDEC Delaware Certificate of Incorporation will provide for the classification of the Board of Directors of IDEC Delaware into three classes, regardless of the approval or disapproval of Proposal No. 2, with the structure and initial composition of such classes to be identical to the structure and initial composition of the proposed classified board of directors of the Company as set forth in Proposal Nos. 1 and 2 above. Class I would consist of two directors (initially, Messrs. Johnson and Hashimoto) who would hold office initially for a one year term expiring at the Annual Meeting to be held in 1998, Class II would consist of three directors (initially, Mr. Groom, Dr. Edwards and Ms. Schenk) who would hold office initially for a two year term expiring at the Annual Meeting to be held in 1999, and Class III would consist of three directors (initially, Drs. Glassberg and Rastetter and Mr. Young) who would hold office initially for a three year term expiring at the Annual Meeting to be held in 2000, in all cases subject to the election and qualification of their successors and to their earlier death, resignation or removal. At each Annual Meeting following this initial classification and election, the successors to the class of directors whose terms expire at that meeting would be elected for a term of office to expire at the third succeeding Annual Meeting after their election and until their successors have been duly elected and qualified or until their earlier death, resignation or removal.

     The Board believes that classification of the Board of IDEC Delaware will help lend continuity and stability to the management of IDEC Delaware following the Proposed Reincorporation. See "Proposal No. 2 -- Approval of Amendment of the Amended and Restated Articles of Incorporation of the Company Providing for a Classified Board of Directors" for a discussion of the advantages and disadvantages of a classified Board of Directors.

     Cumulative Voting for Directors. Under California law, if any shareholder has given notice of an intention to cumulate votes for the election of directors, any other shareholder of the corporation is also entitled to cumulate his or her votes at such election. Cumulative voting provides that each share of stock normally having one vote is entitled to a number of votes equal to the number of directors to be elected. A shareholder may then cast all such votes for a single candidate or may allocate them among as many candidates as the shareholder may choose. In the absence of cumulative voting, the holders of the majority of the shares present or represented at a meeting in which directors are to be elected would have the power to elect all the directors to be elected at such meeting, and no person could be elected without the support of holders of the majority of shares present or represented at such meeting. Elimination of cumulative voting could make it more difficult for a minority shareholder adverse to a majority of the shareholders to obtain representation on the Company's Board of Directors. California corporations whose stock is listed on a national stock exchange can also eliminate cumulative voting with shareholder approval. The Company qualifies as such a listed company but has not sought shareholder approval to eliminate cumulative voting. Under Delaware law, cumulative voting in the election of directors is not mandatory, but is a permitted option. The IDEC Delaware Certificate of Incorporation does not provide for cumulative voting rights. Therefore, after the Proposed Reincorporation, stockholders will no longer have cumulative voting rights.

     Power to Call Special Shareholders' Meetings. Under California law, a special meeting of shareholders may be called by the Board of Directors, the Chairman of the Board, the President, the holders of shares entitled to cast not less than ten percent (10%) of the votes at such meeting and such additional persons as are authorized by the Articles of Incorporation or the Bylaws. IDEC California's Bylaws permit a special meeting of shareholders to be called by the Board of Directors, the Chairman of the Board, the President or a shareholder holding not less than ten percent (10%) of the voting power of the Company. Under Delaware law, a special meeting of stockholders may be called by the Board of Directors or any other person authorized to do so in the Certificate of Incorporation or the Bylaws. The IDEC Delaware Bylaws will authorize the Board of Directors, the Chairman of the Board and the President to call a special meeting of stockholders. Therefore, after the Proposed Reincorporation, no stockholder (regardless of percentage holding) will be entitled to call special meetings.

     Filling Vacancies on the Board of Directors. Under California law, any vacancy on the board of directors other than one created by removal of a director may be filled by the Board. If the number of directors is less than a quorum, a vacancy may be filled by the unanimous written consent of the directors then in office, by the affirmative vote of a majority of the directors at a meeting held pursuant to notice or waivers of notice or by a sole remaining director. A vacancy created by removal of a director may be filled by the board only if so authorized by a corporation's articles of incorporation or by a bylaw approved by the corporation's shareholders. IDEC California's Articles of Incorporation and Bylaws do not permit directors to fill vacancies created by removal of a director, although vacancies for any other reason may be filled by the directors. Under Delaware law, vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) or by a sole remaining director, unless otherwise provided in the certificate of incorporation or bylaws (or unless the certificate of incorporation directs that a particular class of stock is to elect such director(s), in which case a majority of the directors elected by such class, or a sole remaining director so elected, shall fill such vacancy or newly created directorship). The Bylaws of IDEC Delaware provide that vacancies and newly created directorships may be filled by the vote of a majority of the directors, and the person so elected to fill the vacancy shall hold office until the next succeeding annual meeting of stockholders at which the class to which the directorship belongs is to be elected.

     Action by Written Consent of the Shareholders. Under California and Delaware law, shareholders may execute an action by written consent in lieu of a shareholder meeting. Both California and Delaware law permit a corporation to eliminate such actions by written consent in its charter. The IDEC California Articles of Incorporation and Bylaws permit shareholders to act by written consent. The IDEC Delaware Certificate of Incorporation and Bylaws also permit stockholders to act by written consent.

     Removal of Directors. California law permits the removal of directors, with or without cause, by a majority of the outstanding shares then entitled to vote; provided, however, that no individual director may be removed (unless the entire board is removed) if the number of votes cast against such removal would be sufficient to elect the director under cumulative voting. Under Delaware law, a director of a corporation with a classified board of directors may be removed only for cause, unless the Certificate of Incorporation otherwise provides. The Bylaws of IDEC Delaware permit a director to be removed solely for cause by a majority of the outstanding shares then entitled to vote in an election of directors. Thus, because IDEC Delaware will have a classified board and because its Certificate of Incorporation does not alter the applicability of Delaware law, stockholders after the Proposed Reincorporation will no longer be able to remove directors without cause.

SIGNIFICANT DIFFERENCES BETWEEN THE CORPORATION LAWS OF CALIFORNIA AND DELAWARE

     The corporation laws of California and Delaware differ in many respects. Although all the differences are not set forth in this Proxy Statement, certain provisions, which could materially affect the rights of shareholders, are discussed below.

     Shareholder Approval of Certain Business Combinations. In recent years, a number of states have adopted special laws designed to make certain kinds of "unfriendly" corporate takeovers, or other transactions involving a corporation and one or more of its significant shareholders, more difficult. Under Section 203 of the Delaware General Corporation Law, certain "business combinations" with "interested stockholders" of Delaware corporations are subject to a three-year moratorium unless specified conditions are met.

     Section 203 prohibits a Delaware corporation from engaging in a "business combination" with an "interested stockholder" for three (3) years following the date that such person or entity becomes an interested stockholder. With certain exceptions, an interested stockholder is a person or entity who or which owns, individually or with or through certain other persons or entities, fifteen percent (15%) or more of the corporation's outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner, individually or with or through certain other persons or entities, of fifteen percent (15%) or more of such voting stock at any time within the previous three (3) years, or is an affiliate or associate of any of the foregoing.

     For purposes of Section 203, the term "business combination" is defined broadly to include mergers with or caused by the interested stockholder; sales or other dispositions to the interested stockholder (except proportionately with the corporation's other stockholders) of assets of the corporation or a direct or indirect majority-owned subsidiary equal in aggregate market value to ten percent (10%) or more of the aggregate market value of either the corporation's consolidated assets or all of its outstanding stock; the issuance or transfer by the corporation or a direct or indirect majority-owned subsidiary of stock of the corporation or such subsidiary to the interested stockholder (except for certain transfers in a conversion or exchange or a pro rata distribution or certain other transactions, none of which increase the interested stockholder's proportionate ownership of any class or series of the corporation's or such subsidiary's stock or of the corporation's voting stock); or receipt by the interested stockholder (except proportionately as a stockholder), directly or indirectly, of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or a subsidiary.

     The three-year moratorium imposed on business combinations of Section 203 does not apply if: (i) prior to the date on which such stockholder becomes an interested stockholder the board of directors approves either the business combination or the transaction that resulted in the person or entity becoming an interested stockholder; (ii) upon consummation of the transaction that made him or her an interested stockholder, the interested stockholder owns at least eighty-five percent (85%) of the corporation's voting stock outstanding at the time the transaction commenced (excluding from the eighty-five percent (85%) calculation shares owned by directors who are also officers of the target corporation and shares held by employee stock plans that do not give employee participants the right to decide confidentially whether to accept a tender or exchange offer); or (iii) on or after the date such person or entity becomes an interested stockholder, the board approves the business combination and it is also approved at a stockholder meeting by sixty-six and two-thirds percent
(66 2/3%) of the outstanding voting stock not owned by the interested stockholder.

     Section 203 only applies to certain publicly held corporations that have a class of voting stock that is (i) listed on a national securities exchange, (ii) quoted on an interdealer quotation system of a registered national securities association or (iii) held of record by more than 2,000 stockholders. Although a Delaware corporation to which Section 203 applies may elect not to be governed by Section 203, IDEC Delaware does not intend to so elect and thus will be governed by Section 203.

     Section 203 will encourage any potential acquiror to negotiate with the Company's Board of Directors. Section 203 also might have the effect of limiting the ability of a potential acquiror to make a two-tiered bid for IDEC Delaware in which all stockholders would not be treated equally. Shareholders should note, however, that the application of Section 203 to IDEC Delaware will confer upon the Board the power to reject a proposed business combination in certain circumstances, even though a potential acquiror may be offering a substantial premium for IDEC Delaware's shares over the then current market price. Section 203 would also discourage certain potential acquirors unwilling to comply with its provisions. See "Shareholder Voting" herein.

     Removal of Directors. Under California law, any director or the entire board of directors may be removed, with or without cause, with the approval of a majority of the outstanding shares entitled to vote; however, no individual director may be removed (unless the entire board is removed) if the number of votes cast against such removal would be sufficient to elect the director under cumulative voting. Under Delaware law, a director of a corporation with a classified board of directors may be removed only for cause, unless the certificate of incorporation otherwise provides. The Bylaws of IDEC Delaware allow any director or the entire board of directors to be removed, with cause, by the majority of shares then entitled to vote in an election of directors; however, if stockholders are entitled to cumulative voting, no individual director may be removed (unless the entire board is removed) if the number of votes cast against such removal would be sufficient to elect the director if then cumulatively voted at an election of the class of directors of which the director is a part. The Certificate of Incorporation of IDEC Delaware provides for a classified board, does not provide for cumulative voting rights and does not alter the applicability of Delaware law.

     Classified Board of Directors. A classified board is one on which a certain number, but not all, of the directors are elected on a rotating basis each year. This method of electing directors makes changes in the composition of the board of directors more difficult, and thus a potential change in control of a corporation a lengthier and more difficult process. Under California law, a Company whose shares are listed on a national exchange may also provide for a classified board of directors by adopting amendments to its articles of incorporation or bylaws, which amendments must be approved by the shareholders. Although IDEC California qualifies to adopt a classified board of directors, its Board of Directors has not previously done so. As set forth above in Proposal No. 2 -- Approval of Amendment of the Amended and Restated Articles of Incorporation of the Company Providing for a Classified Board of Directors," however, the shareholders of the Company are at this time being asked to approve an amendment to the IDEC California Articles of Incorporation providing for a classified Board of Directors.

     Delaware law permits, but does not require, a classified board of directors, pursuant to which the directors can be divided into as many as three classes with staggered terms of office, with only one class of directors standing for election each year. If the Proposed Reincorporation is approved, the Board of Directors of IDEC Delaware will be classified into three classes, regardless of the approval or disapproval of Proposal No. 2 above. See "Proposal No. 2 -- Approval of Amendment of the Amended and Restated Articles of Incorporation of the Company Providing for a Classified Board of Directors" for a full discussion of the proposed classified Board of Directors.

     Indemnification and Limitation of Liability. California and Delaware have similar laws respecting indemnification by a corporation of its officers, directors, employees and other agents. The laws of both states also permit corporations to adopt a provision in their articles of incorporation eliminating the liability of a director to the corporation or its shareholders for monetary damages for breach of the director's fiduciary duty of care. There are nonetheless certain differences between the laws of the two states respecting indemnification and limitation of liability. In general, Delaware law is somewhat broader in allowing corporations to indemnify and limit the liability of corporate agents, which, among other things, support Delaware corporations in attracting and retaining outside directors.

     California law does not permit the elimination of monetary liability where such liability is based on: (a) intentional misconduct or knowing and culpable violation of law; (b) acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders, or that involve the absence of good faith on the part of the director; (c) receipt of an improper personal benefit; (d) acts or omissions that show reckless disregard for the director's duty to the corporation or its shareholders, where the director in the ordinary course of performing a director's duties should be aware of a risk of serious injury to the corporation or its shareholders; (e) acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation and its shareholders; (f) interested transactions between the corporation and a director in which a director has a material financial interest; or (g) liability for improper distributions, loans or guarantees.

     Delaware law does not permit the elimination of monetary liability for (a) breaches of the director's duty of loyalty to the corporation or its shareholders; (b) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law; (c) the payment of unlawful dividends or unlawful stock repurchases or redemptions; or (d) transactions in which the director received an improper personal benefit.

     California law permits indemnification of expenses incurred in derivative or third-party actions, except that with respect to derivative actions (a) no indemnification may be made without court approval when a person is adjudged liable to the corporation in the performance of that person's duty to the corporation and its shareholders, unless a court determines such person is entitled to indemnity for expenses, and then such indemnification may be made only to the extent that such court shall determine, and (b) no indemnification may be made without court approval in respect of amounts paid or expenses incurred in settling or otherwise disposing of a threatened or pending action or amounts incurred in defending a pending action which is settled or otherwise disposed of without court approval.

     Indemnification is permitted by California law only for acts taken in good faith and believed to be in the best interests of the corporation and its shareholders, as determined by a majority vote of a disinterested quorum of the directors, independent legal counsel (if a quorum of independent directors is not obtainable), a majority vote of a quorum of the shareholders (excluding shares owned by the indemnified party), or the court handling the action. California law requires indemnification when the individual has successfully defended the action on the merits as opposed to Delaware law which requires indemnification where there has been a successful defense, whether on the merits or otherwise.

     Delaware law generally permits indemnification of expenses incurred in the defense or settlement of a derivative or third-party action, provided there is a determination by a disinterested quorum of the directors, by independent legal counsel or by a majority vote of a quorum of the stockholders that the person seeking indemnification acted in good faith and in a manner reasonably believed to be in, or (in contrast to California law) not opposed to, the best interests of the corporation. Without court approval, however, no indemnification may be made in respect of any derivative action in which such person is adjudged liable for negligence or misconduct in the performance of his duty to the corporation.

     Each of California and Delaware law allow for the entering of indemnification agreements which may provide for indemnification arrangements beyond those specifically authorized by applicable statute as long as they are not contrary to the policies underlying such statute. In this connection, the Company entered into indemnification agreements with its officers and directors providing for indemnification in line with California law, including certain procedures for such indemnification as well as for the advancement of expenses (other than actual amounts paid in settlement) in connection with the investigation, defense, settlement or appeal of any proceeding subject to such indemnification agreement. Such advances are repayable by the officer or director to the extent the subject conduct is later determined not to be indemnifiable. Similar indemnification agreements are allowed under Delaware law and the broader indemnification allowed in Delaware could also result in the greater allowance of expenses advancement.

     IDEC Delaware plans to enter into similar agreements with its officers and directors upon completion of the Proposed Reincorporation. The new indemnification agreements will be similar to the Company's indemnification agreements but will be modified to the extent necessary to conform the agreements to Delaware law. In particular, the new agreements will be modified to include within their purview future changes in Delaware law that expand the permissible scope of indemnification of officers and directors of Delaware corporations. If the Proposed Reincorporation is approved, the new indemnification agreements will be approved by the Company's shareholders. Thus, a vote in favor of the Proposed Reincorporation will also approve the new indemnification agreements in substantially the form attached as Exhibit F to this Proxy Statement. Although the law in this regard is not certain, shareholders who vote in favor of the Proposed Reincorporation, and thereby approve the new indemnification agreements, may be prevented from challenging the validity of the indemnity agreements in a subsequent court proceeding.

     Inspection of Shareholder List. Both California and Delaware law allow any shareholder to inspect the shareholder list for a purpose reasonably related to such person's interest as a shareholder. California law provides, in addition, for an absolute right to inspect and copy the corporation's shareholder list by persons holding an aggregate of five percent (5%) or more of the corporation's voting shares, or shareholders holding an aggregate of one percent (1%) or more of such shares who have filed a Schedule 14B with the Securities and Exchange Commission in connection with a contested election of directors. The latter provision has not been amended in response to the elimination of Schedule 14B under the revised proxy rules. Under California law, such absolute inspection rights also apply to a corporation formed under the laws of any other state if its principal executive offices are in California or if it customarily holds meetings of its board in California.

Delaware law also provides for inspection rights as to a list of stockholders entitled to vote at a meeting within a ten-day period preceding a stockholders' meeting for any purpose germane to the meeting. However, Delaware law contains no provisions comparable to the absolute right of inspection provided by California law to certain shareholders.

     Dividends and Repurchases of Shares. California law dispenses with the concepts of par value of shares as well as statutory definitions of capital, surplus and the like. The concepts of par value, capital and surplus exist under Delaware law.

     Under California law, a corporation may not make any distribution (including dividends, whether in cash or other property, and repurchases of its shares, other than repurchases of its shares issued under employee stock plans contemplated by Section 408 of the California Corporations Code) unless either
(i) the corporation's retained earnings immediately prior to the proposed distribution equal or exceed the amount of the proposed distribution or (ii) immediately after giving effect to such distribution, the corporation's assets (exclusive of goodwill, capitalized research and development expenses and deferred charges) would be at least equal to 1 1/4 times its liabilities (not including deferred taxes, deferred income and other deferred credits), and the corporation's current assets would be at least equal to its current liabilities (or 1 1/4 times its current liabilities if the average pre-tax and pre-interest expense earnings for the preceding two (2) fiscal years were less than the average interest expense for such years). Such tests are applied to California corporations on a consolidated basis.

     Delaware law permits a corporation to declare and pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. In addition, Delaware law generally provides that a corporation may redeem or repurchase its shares only if the capital of the corporation is not impaired and such redemption or repurchase would not impair the capital of the corporation.

     To date, the Company has not paid any cash dividends on its outstanding shares and does not anticipate doing so for the foreseeable future.

     Shareholder Voting. Both California and Delaware law generally require that a majority of the shareholders of both acquiring and target corporations approve statutory mergers. Delaware law does not require a stockholder vote of the surviving corporation in a merger (unless the corporation provides otherwise in its certificate of incorporation) if (a) the merger agreement does not amend the existing certificate of incorporation, (b) each share of the stock of the surviving corporation outstanding immediately before the effective date of the merger is an identical outstanding or treasury share after the merger and (c) either no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or the treasury shares of common stock of the surviving corporation to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other shares, securities or obligations to be issued or delivered under such plan do not exceed twenty percent (20%) of the shares of common stock of such constituent corporation outstanding immediately prior to the effective date of the merger. California law contains a similar exception to its voting requirements for reorganizations where shareholders or the corporation itself, or both, immediately prior to the reorganization will own immediately after the reorganization equity securities constituting more than five-sixths of the voting power of the surviving or acquiring corporation or its parent entity.

     Both California law and Delaware law also require that a sale of all or substantially all of the assets of a corporation be approved by a majority of the outstanding voting shares of the corporation transferring such assets. With certain exceptions, California law also requires that mergers, reorganizations, certain sales of assets and similar transactions be approved by a majority vote of each class of shares outstanding. In contrast, Delaware law generally does not require class voting, except in certain transactions involving an amendment to the certificate of incorporation that adversely affects a specific class of shares. As a result, shareholder approval of such transactions may be easier to obtain under Delaware law for companies which have more than one class of shares outstanding.

     California law also requires that holders of nonredeemable common stock receive nonredeemable common stock in a merger of the corporation with the holder of more than fifty percent (50%) but less than ninety percent (90%) of such common stock or its affiliate unless all of the holders of such common stock consent to the transaction. This provision of California law may have the effect of making a "cash-out" merger by a majority shareholder more difficult to accomplish. Although Delaware law does not parallel California law in this respect, under some circumstances Section 203 does provide similar protection against coercive two-tiered bids for a corporation in which the stockholders are not treated equally. See "Significant Differences Between the Corporation Laws of California and Delaware -- Shareholder Approval of Certain Business Combinations."

     California law provides that, except in certain circumstances, when a tender offer or a proposal for a reorganization or for a sale of assets is made by an interested party (generally a controlling or managing person of the target corporation), an affirmative opinion in writing as to the fairness of the consideration to be paid to the shareholders must be delivered to shareholders. This fairness opinion requirement does not apply to a corporation that does not have shares held of record by at least 100 persons, or to a transaction that has been qualified under California state securities laws. Furthermore, if a tender of shares or vote is sought pursuant to an interested party's proposal and a later proposal is made by another party at least ten (10) days prior to the date of acceptance of the interested party proposal, the shareholders must be informed of the later offer and be afforded a reasonable opportunity to withdraw any vote, consent or proxy, or to withdraw any tendered shares. Delaware law has no comparable provision.

     Interested Director Transactions. Under both California and Delaware law, certain contracts or transactions in which one or more of a corporation's directors has an interest are not void or voidable because of such interest provided that certain conditions, such as obtaining the required approval and fulfilling the requirements of good faith and full disclosure, are met. With certain exceptions, the conditions are similar under California and Delaware law. Under California and Delaware law, (a) either the shareholders or the board of directors must approve any such contract or transaction after full disclosure of the material facts, and, in the case of board approval, the contract or transaction must also be "just and reasonable" (in California) or "fair" (in Delaware) to the corporation or (b) the contract or transaction must have been just and reasonable or fair as to the corporation at the time it was approved. In the latter case, California law explicitly places the burden of proof on the interested director. Under California law, if shareholder approval is sought, the interested director is not entitled to vote his shares at a shareholder meeting with respect to any action regarding such contract or transaction. If board approval is sought, the contract or transaction must be approved by a majority vote of a quorum of the directors, without counting the vote of any interested directors (except that interested directors may be counted for purposes of establishing a quorum). Under Delaware law, if board approval is sought, the contract or transaction must be approved by a majority of the disinterested directors (even if the disinterested directors are less than a quorum). Therefore, certain transactions that the Board of Directors of IDEC California might not be able to approve because of the number of interested directors, could be approved by a majority of the disinterested directors of IDEC Delaware, although less than a majority of a quorum.

     Shareholder Derivative Suits. California law provides that a shareholder bringing a derivative action on behalf of a corporation need not have been a shareholder at the time of the transaction in question, provided that certain tests are met. Under Delaware law, a stockholder may bring a derivative action on behalf of the corporation only if the stockholder was a stockholder of the corporation at the time of the transaction in question or if his or her stock thereafter devolved upon him or her by operation of law. California law also provides that the corporation or the defendant in a derivative suit may make a motion to the court for an order requiring the plaintiff shareholder to furnish a security bond. Delaware does not have a similar bonding requirement.

     Appraisal Rights. Under both California and Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair market value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction. Under Delaware law, such fair market value is determined exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, and such appraisal rights are not available (a) with respect to the sale, lease or exchange of all or substantially all of the assets of a corporation, (b) with respect to a merger or consolidation by a corporation the shares of which are either listed on a national securities exchange or are held of record by more than 2,000 holders if such stockholders receive only shares of the surviving corporation or shares of any other corporation that are either listed on a national securities exchange or held of record by more than 2,000 holders, plus cash in lieu of fractional shares of such corporations or (c) to stockholders of a corporation surviving a merger if no vote of the stockholders of the surviving corporation is required to approve the merger under certain provisions of Delaware law.

     The limitations on the availability of appraisal rights under California law are different from those under Delaware law. Shareholders of a California corporation whose shares are listed on a national securities exchange or on a list of over-the-counter margin stocks issued by the Board of Governors of the Federal Reserve System generally do not have such appraisal rights unless the holders of at least five percent (5%) of the class of outstanding shares claim the right or the corporation or any law restricts the transfer of such shares. Appraisal rights are also unavailable if the shareholders of a corporation or the corporation itself, or both, immediately prior to the reorganization will own immediately after the reorganization equity securities constituting more than five-sixths of the voting power of the surviving or acquiring corporation or its parent entity (as will be the case in the Reincorporation Proposal). Appraisal or dissenters' rights are, therefore, not available to shareholders of IDEC California with respect to the Reincorporation Proposal. California law generally affords appraisal rights in sale of asset reorganizations.

     Dissolution. Under California law, shareholders holding fifty percent (50%) or more of the total voting power may authorize a corporation's dissolution, with or without the approval of the corporation's board of directors, and this right may not be modified by the articles of incorporation. Under Delaware law, unless the board of directors approves the proposal to dissolve, the dissolution must be approved by all the stockholders entitled to vote thereon. Only if the dissolution is initially approved by the board of directors may it be approved by a simple majority of the outstanding shares of the corporation's stock entitled to vote. In the event of such a board-initiated dissolution, Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority (greater than a simple majority) voting requirement in connection with dissolutions. IDEC Delaware's Certificate of Incorporation contains no such supermajority voting requirement, however, and a majority of the outstanding shares entitled to vote, voting at a meeting at which a quorum is present, would be sufficient to approve a dissolution of IDEC Delaware that had previously been approved by its Board of Directors.

APPLICATION OF THE GENERAL CORPORATION LAW OF CALIFORNIA TO DELAWARE
CORPORATIONS

     Under Section 2115 of the California General Corporation Law, certain foreign corporations (i.e., corporations not organized under California law) are placed in a special category if they have characteristics of ownership and operation which indicate that they have significant contacts with California. So long as a Delaware or other foreign corporation is in this special category, and it does not qualify for one of the statutory exemptions, it is subject to a number of key provisions of the California General Corporation Law applicable to corporations incorporated in California. Among the more important provisions are those relating to the election and removal of directors, cumulative voting, classified boards of directors, standards of liability and indemnification of directors, distributions, dividends and repurchases of shares, shareholder meetings, approval of certain corporate transactions, dissenters and appraisal rights and inspection of corporate records. See "Significant Differences Between the Corporation Laws of California and Delaware" above.

     Exemptions from Section 2115 are provided for corporations whose shares are listed on a major national securities exchange or are traded in the Nasdaq National Market tier of the Nasdaq Stock Market and which have 800 or more shareholders as of the record date of its most recent annual meeting of shareholders. The Common Stock of IDEC Delaware will continue to be traded on the Nasdaq National Market tier of the

Nasdaq Stock Market and are owned beneficially by more than 800 holders, and accordingly, IDEC Delaware will be exempt from Section 2115.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The Proposed Reincorporation provided for in the Merger Agreement is intended to be a tax free reorganization under the Internal Revenue Code of 1986, as amended. Assuming the Proposed Reincorporation qualifies as a reorganization, no gain or loss will be recognized to the holders of capital stock of the Company as a result of consummation of the Proposed Reincorporation, and no gain or loss will be recognized by the Company or IDEC Delaware. Each former holder of capital stock of the Company will have the same basis in the capital stock of IDEC Delaware received by such holder pursuant to the Proposed Reincorporation as such holder has in the capital stock of the Company held by such holder at the time of consummation of the Proposed Reincorporation. Each shareholder's holding period with respect to IDEC Delaware's capital stock will include the period during which such holder held the corresponding Company capital stock, provided the latter was held by such holder as a capital asset at the time of consummation of the Proposed Reincorporation. The Company has not obtained a ruling from the Internal Revenue Service or an opinion of legal or tax counsel with respect to the consequences of the Proposed Reincorporation.

     The foregoing is only a summary of certain federal income tax consequences. SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS REGARDING THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER AND THE PROPOSED REINCORPORATION, INCLUDING THE APPLICABILITY OF THE LAW OF ANY STATE OR OTHER JURISDICTION.

     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE PROPOSED REINCORPORATION IN DELAWARE. THE EFFECT OF AN ABSTENTION IS THE SAME AS THAT OF A VOTE AGAINST THE PROPOSED REINCORPORATION.

                                 PROPOSAL NO. 4

                    AMENDMENT TO THE 1988 STOCK OPTION PLAN
                                 OF THE COMPANY

     The 1988 Stock Option Plan (the "Option Plan") was originally adopted by the Board of Directors on July 19, 1988 and approved by the shareholders on March 29, 1989 and has subsequently been amended. In order to: (i) continue to provide equity incentives to employees (including officers) and independent consultants who provide valuable services to the Company, especially to retain key employees who have become substantially vested in previous stock option grants; (ii) create an additional stock option pool for use in recruiting personnel in connection with the expansion of the Company's operations; (iii) ensure that the Company's stock option grants to employees and non-employee members of the Board are competitive with practices in comparable companies in the biopharmaceutical industry; and (iv) facilitate plan administration by eliminating a number of limitations and restrictions previously incorporated into the Option Plan to comply with the applicable requirements of Securities and Exchange Commission ("SEC") Rule 16b-3 prior to its recent amendment, the Board of Directors amended the Option Plan on February 24, 1997, subject to shareholder approval at the Annual Meeting.

     Should shareholders approve the amendments to the Option Plan, the following changes to the Option Plan will be effected: (i) increase the maximum number of shares of Common Stock authorized for issuance over the term of the Option Plan by an additional 800,000 shares from 4,680,000 shares to 5,480,000 shares, (ii) render the non-employee Board members who are serving as Plan Administrator eligible to receive option grants under the Option Plan, (iii) allow unvested shares issued under the Option Plan and subsequently repurchased by the Company at the option exercise price paid per share to be reissued under the Option Plan, (iv) remove certain restrictions on the eligibility of non-employee Board members to serve as Plan Administrator, (v) extend the term of the Option Plan from July 19, 1998 to December 31, 2002 and (vi) effect a series of additional changes to the provisions of the Option Plan (including the shareholder approval requirements, the transferability of non-qualified stock options and the elimination of the six (6)-month holding period requirement as a condition to the exercise of stock appreciation rights) in order to take advantage of the recent amendments to SEC Rule 16b-3 which exempts certain officer and director transactions under the Option Plan from the short-swing liability provisions of the federal securities laws.

     The Option Plan provides for the grant of options which qualify for favorable tax treatment as incentive stock options ("Incentive Options") under
Section 422 of the Internal Revenue Code and non-qualified stock options which are not entitled to such treatment. The total number of shares of common stock issuable over the term of the Option Plan may not exceed 5,480,000 shares, inclusive of the 800,000 share increase for which shareholder approval is sought as a part of this Proposal No. 4.

     The following is a summary of the principal features of the Option Plan, as amended. The summary, however, does not purport to be a complete description of all the provisions of the Option Plan. Any shareholder who wishes to obtain a copy of the actual Option Plan document may do so by written request to the Corporate Secretary at the Company's executive offices in San Diego, California.

ADMINISTRATION

     The Option Plan is administered by the Compensation Committee of the Board of Directors. The members of the Compensation Committee are appointed by the Board of Directors and may be removed by the Board of Directors at any time. The Compensation Committee, which will be referred to in this summary as the Plan Administrator, has full authority, subject to the provisions of the Option Plan, to determine the eligible individuals who are to receive option grants and/or stock appreciation rights under the Option Plan, the type of option (incentive stock option or non-qualified stock option) or stock appreciation right (tandem or limited) to be granted, the number of shares to be covered by each granted option or right, the date or dates on which the option or right is to become exercisable, and the maximum term for which the option or right is to remain outstanding.

ELIGIBILITY AND PARTICIPATION

     The Option Plan authorizes the grant of stock options and stock appreciation rights to key employees (including officers and directors), non-employee Board members and independent consultants of the Company or any subsidiary corporation.

     As of February 28, 1997, approximately 15 independent consultants, 8 non-employee Board members and 270 employees, including 9 executive officers, were eligible to participate in the Option Plan. The non-employee Board members are also eligible to receive periodic option grants under the Company's 1993 Non-Employee Directors Stock Option Plan.

ISSUABLE SHARES

     The maximum number of shares of common stock issuable over the term of the Option Plan may not exceed 5,480,000 shares, subject to adjustment from time to time in the event of certain changes to the Company's capital structure. The issuable shares may be made available either from the authorized but unissued shares of common stock or from shares of common stock repurchased by the Company, including shares purchased on the open market.

     In no event may any one individual participating in the Option Plan be granted stock options or separately-exercisable stock appreciation rights for more than 1,250,000 shares of common stock in the aggregate over the term of the Option Plan, subject to adjustment from time to time in the event of certain changes to the Company's capital structure. For purposes of such limitation, any options or stock appreciation rights granted prior to January 1, 1994 will not be taken into account.

     Should an option expire or terminate for any reason prior to exercise in full (including options cancelled in accordance with the cancellation-regrant provisions described in the "Cancellation and Regrant of Options" section below), the shares subject to the portion of the option not so exercised will be available for subsequent option grants under the Option Plan. Unvested shares issued under the Option Plan and subsequently repurchased by the Company at the option exercise price paid per share will be added back to the share reserve and will accordingly be available for subsequent issuance under the Option Plan. Shares subject to any option surrendered or cancelled in accordance with the stock appreciation right provisions of the Option Plan will not be available for subsequent grants.

     As of February 28, 1997, approximately 686,722 shares of common stock have been issued under the Option Plan, 3,749,201 shares of common stock were subject to outstanding options, and 1,044,076 shares(1) of common stock were available for future option grants, inclusive of the 800,000 share increase for which shareholder approval is sought as part of this Proposal.

PRICE AND EXERCISABILITY

     The exercise price of options granted under the Option Plan may not be less than 85% of the fair market value of the common stock on the grant date. If the granted option is an Incentive Option, the exercise price must not be less than 100% of the fair market value of the common stock on the date of grant. The maximum period during which any option may remain outstanding under the Option Plan may not exceed ten (10) years.

     Options granted under the Option Plan may be immediately exercisable for the full number of shares purchasable thereunder or may become exercisable in cumulative increments over a period of months or years as determined by the Plan Administrator.

     The exercise price is payable in cash or with shares of the Company's common stock. The exercise price may also be paid through a same-day sale program, pursuant to which a designated brokerage firm is to effect

---------------

1 The number of shares available for future option grants will be increased by the number of shares subject to currently outstanding options which terminate or expire prior to exercise, or repurchased by the Company at the option exercise price paid per share, and will be adjusted in the event of certain changes to the Company's capital structure.

the immediate sale of the shares purchased under the option and pay over to the Company, out of the sale proceeds available on the settlement date, sufficient funds to cover the exercise price for the purchased shares plus all applicable withholding taxes.

     The Plan Administrator may also assist one or more optionees (including an officer or director) in the exercise of their outstanding options by (i) authorizing a loan from the Company or (ii) permitting the optionee to pay the exercise price in installments over a period of years. The terms and conditions of any such loan or installment payment will be established by the Plan Administrator in its sole discretion, but in no event may the maximum credit extended to the optionee exceed the aggregate exercise price payable for the purchased shares plus any Federal or state income or employment taxes incurred in connection with the purchase.

VALUATION

     For purposes of establishing the option exercise price and for all other valuation purposes under the Option Plan, the fair market value per share of common stock on any relevant date will be deemed equal to the closing selling price per share on such date, as quoted on The Nasdaq National Market. If there is no reported selling price for such date, then the closing selling price for the last previous date for which such quotation exists will be determinative of fair market value. The closing selling price of the Company's common stock on February 28, 1997 was $24.88 per share.

TERMINATION OF SERVICE

     Should the optionee cease to remain in the Company's service while holding one or more options under the Option Plan, then such optionee will not have more than a thirty-six (36) month period (or such shorter period as the Plan Administrator may specify at the time of grant) following such cessation of service in which to exercise such options, unless the Plan Administrator determines that such exercise period should subsequently be extended for one or more additional months or years. Under no circumstances, however, may any option be exercised after the specified expiration date of the option term. Each such option will, during such limited period, normally be exercisable only for the number of shares for which the option is exercisable on the date of the optionee's cessation of service. However, the Plan Administrator will have complete discretion to accelerate in whole or in part the vesting of any outstanding options held by the optionee at the time of his or her cessation of service and may exercise such discretion at any time while the option remains outstanding.

     Should the optionee die while holding one or more outstanding options, then the personal representative of the optionee's estate or the person or persons to whom each such option is transferred pursuant to the optionee's will or in accordance with the laws of inheritance will have the right to exercise such option for any or all of the shares for which the option is exercisable on the date of the optionee's cessation of service, less any option shares subsequently purchased by the optionee prior to death. Such right will lapse, and the option will terminate, upon the earlier of (i) the third anniversary of the date of the optionee's death or (ii) the specified expiration date of the option term.

     For purposes of the Option Plan, the optionee will be deemed to be in the service of the Company for so long as such individual renders periodic services to the Company or any subsidiary, whether as an employee, non-employee board member or independent consultant.

REPURCHASE RIGHTS

     Any unvested shares of common stock issued under the Option Plan will be subject to repurchase by the Company, at the original exercise price paid per share, upon the optionee's cessation of service prior to vesting in such shares. The Plan Administrator will have complete discretion in establishing the vesting schedule for any such unvested shares and will have full authority to cancel the Company's outstanding repurchase rights with respect to one or more unvested shares held by the optionee at the time of his or her cessation of service and may exercise this discretion at any time, whether before or after the optionee's service actually ceases.

ACCELERATION OF OPTIONS

     Corporate Transaction. In the event of any one of the following transactions (a "Corporate Transaction"):

          (a) a merger or consolidation in which the Company is not the surviving entity,

          (b) the sale, transfer or other disposition of substantially all of the Company's assets in liquidation or dissolution of the Company, or

          (c) any reverse merger in which the Company is the surviving entity but in which 50% or more of the Company's outstanding voting securities are transferred to persons other than those who held such securities immediately prior to the merger, each outstanding option will automatically become exercisable, immediately prior to the effective date of the Corporate Transaction, for all of the shares of common stock at the time subject to such option and may be exercised for any or all of such shares as fully-vested shares. However, the exercisability of an outstanding option will not so accelerate if and to the extent: (i) such option is either to be assumed by the successor corporation (or parent thereof) or is otherwise to be replaced by a comparable option to purchase shares of the capital stock of the successor corporation (or parent thereof) or (ii) the acceleration of such option is subject to other limitations imposed by the Plan Administrator at the time of grant.

     The Company's outstanding repurchase rights under the Option Plan will also terminate, and the shares subject to such repurchase rights will become fully vested, upon the Corporate Transaction, except to the extent (i) one or more of such repurchase rights are to be assigned to the successor corporation (or its parent company) or (ii) such accelerated vesting is precluded by other limitations imposed by the Plan Administrator at the time the repurchase rights are issued.

     Immediately following the consummation of the Corporate Transaction, all outstanding options will, to the extent not previously exercised by the optionees or assumed by the successor corporation (or its parent company), terminate and cease to be exercisable.

     Change in Control. The Plan Administrator has full power and authority, exercisable either at the time the option is granted or at any time which the option remains outstanding, to provide for the acceleration of one or more outstanding options under the Option Plan so that each such option will, immediately prior to a Change in Control, become exercisable for all of the shares of the common stock at the time subject to such option and may be exercised for any or all of such shares as fully-vested shares. The Plan Administrator will have complete discretion in establishing the specific terms and conditions upon which one or more outstanding options are to accelerate in connection with the Change in Control or upon which any of the Company's outstanding repurchase rights under the Option Plan are to terminate. Alternatively, the Plan Administrator may condition such accelerated option vesting and termination of the repurchase rights upon the optionee's cessation of service under certain prescribed circumstances following the Change in Control.

     A Change in Control will be deemed to occur:

          (a) should a person or related group of persons (other than the Company or its affiliates) acquire ownership of twenty-five percent (25%) or more of the Company's outstanding voting stock pursuant to a tender or exchange offer made directly to the Company's shareholders which the Board does not recommend the shareholders to accept; or

          (b) on the first date within any period of 24 consecutive months or less on which there is effected a change in the composition of the Board of Directors such that a majority of the Board members ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who either (i) have been members of the Board continuously since the beginning of such period or (ii) have been elected or nominated for election as Board members during such period by at least a majority of the Board members described in clause (i) who were still in office at the time such election or nomination was approved by the Board.

     Upon a Change in Control, each outstanding option will remain exercisable until the expiration or sooner termination of the option term specified in the instrument evidencing such grant.

     Special Acceleration Agreements. The Company has entered into agreements with certain of its officers to provide for the automatic acceleration of their outstanding options in the event their services are terminated in connection with a Corporate Transaction or Change in Control. The purpose of these agreements is to assure such individuals that either their services will continue to be required after the Corporate Transaction or Change in Control or that they will in fact receive the appreciated value of their outstanding options despite such Corporate Transaction or Change in Control. As of February 28, 1997, the number of option shares subject to these acceleration agreements was as follows for the Company's Chief Executive Officer and the Company's four most highly compensated executive officers for the 1996 fiscal year: William H. Rastetter, Ph.D., 559,887 shares; Nabil Hanna, Ph.D., 382,762 shares; William H. Rohn, 266,000 shares; Antonio J. Grillo-Lopez, M.D., 320,999 shares; and Christopher J. Burman, 254,303 shares.

     The acceleration of options in the event of a Corporate Transaction or Change in Control may be seen as an antitakeover provision and may have the effect of discouraging a merger proposal, a takeover attempt or other efforts to gain control of the Company.

STOCK APPRECIATION RIGHTS

     At the discretion of the Plan Administrator, options may be granted with stock appreciation rights. Two types of stock appreciation rights are authorized for issuance under the Option Plan: (i) tandem rights which require the optionholder to elect between the exercise of the underlying option for shares of common stock and the surrender of such option for an appreciation distribution and (ii) limited rights which are automatically exercised upon the occurrence of a Hostile Take-Over (hereinafter defined).

     The appreciation distribution payable by the Company upon the exercise of a tandem stock appreciation right will be equal in amount to the excess of (i) the fair market value (on the exercise date) of the shares of common stock in which the optionee is at the time vested under the surrendered option over (ii) the aggregate exercise price payable for such shares. Such appreciation distribution may, at the discretion of the Plan Administrator, be made in shares of common stock valued at fair market value on the exercise date, in cash or in a combination of cash and common stock.

     One or more officers of the Company subject to the short-swing profit restrictions of the Federal securities laws may, in the discretion of the Plan Administrator, be granted limited stock appreciation rights as part of any stock option grants made to such officers. Any option with such a limited stock appreciation right will automatically be cancelled upon the occurrence of a Hostile Take-Over, to the extent the option is at such time exercisable for vested shares (including any shares which vest in connection with such Hostile Take-Over). In return, the optionee will be entitled to a cash distribution from the Company in an amount equal to the excess of (i) the Take-Over Price (hereinafter defined) of the vested shares of common stock at the time subject to the cancelled option (or cancelled portion) over (ii) the aggregate exercise price payable for such shares. The balance of the option (if any) will continue to remain outstanding and exercisable in accordance with the agreement evidencing such grant.

     For purposes of such limited stock appreciation right, the following definitions are in effect under the Option Plan:

          Hostile Take-Over: the acquisition by any person or related group of persons (other than the Company or its affiliates) of securities possessing more than 25% of the combined voting power of the Company's outstanding securities pursuant to a tender or exchange offer made directly to the Company's shareholders which the Board of Directors does not recommend such shareholders to accept.

          Take-Over Price: the greater of (i) the fair market value of the vested shares subject to the cancelled option, measured on the option cancellation date in accordance with the valuation provisions of the Option Plan described above, or (ii) the highest reported price per share paid by the tender offeror in effecting the Hostile Take-Over.

SHAREHOLDER RIGHTS AND OPTION ASSIGNABILITY

     No optionee is to have any shareholder rights with respect to the option shares until such optionee has exercised the option and paid the option price for the purchased shares. Options are generally not assignable or transferable other than by will or the laws of inheritance and, during the optionee's lifetime, the option may be exercised only by such optionee. However, the Plan Administrator may allow non-qualified options to be transferred or assigned during the optionee's lifetime to one or more members of the optionee's immediate family or to a trust established exclusively for one or more such family members, to the extent such transfer or assignment is in furtherance of the optionee's estate plan.

CHANGES IN CAPITALIZATION

     In the event any change is made to the common stock issuable under the Option Plan by reason of any stock split, stock dividend, combination of shares, exchange of shares or other change affecting the outstanding common stock as a class without the Company's receipt of consideration, appropriate adjustments will be made to (i) the class and/or maximum number of securities issuable under the Option Plan, (ii) the maximum number and/or class of securities for which any one individual may be granted stock options and separately exercisable stock appreciation rights under the Option Plan after December 31, 1993 and (iii) the class and/or number of securities and exercise price per share in effect under each outstanding option in order to prevent dilution or enlargement of benefits thereunder.

     Each outstanding option which is assumed or is otherwise to continue in effect after a Corporate Transaction will be appropriately adjusted to apply and pertain to the number and class of securities which would have been issued, in connection with such Corporate Transaction, to the holder of such option had the option been exercised immediately prior to such Corporate Transaction. Appropriate adjustments will also be made to the exercise price payable per share and to the number and class of securities subsequently available for issuance under the Option Plan on both an aggregate and per participant basis.

     The grant of stock options or stock appreciation rights under the Option Plan will not affect the right of the Company to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.

CANCELLATION AND REGRANT OF OPTIONS

     The Plan Administrator has the authority to effect the cancellation of any or all options outstanding under the Option Plan and to grant in substitution therefor new options covering the same or different numbers of shares of common stock but with an exercise price per share not less than 85% of the fair market value of the common stock on the new grant date (or 100% of such fair market value if the new option is to be an Incentive Option).

EXCESS GRANTS

     The Option Plan permits the grant of options to purchase shares of common stock in excess of the number of shares then available for issuance under the Option Plan. Any options so granted cannot be exercised prior to shareholder approval of an amendment sufficiently increasing the number of shares available for issuance under the Option Plan.

AMENDMENT/TERMINATION OF OPTION PLAN

     The Board of Directors may amend or modify the Option Plan in any or all respects whatsoever. No such amendment may adversely affect the rights of existing optionees without their consent. In addition, certain amendments may require shareholder approval pursuant to applicable laws or regulations.

     The Board may terminate the Option Plan at any time, and the Option Plan will in all events terminate on December 31, 2002. Each stock option or stock appreciation right outstanding at the time of such termination will remain in force in accordance with the provisions of the instruments evidencing such grant.

STOCK AWARDS

     The table below shows, as to each of the Company's executive officers named in the Summary Compensation Table and the various indicated individuals and groups, the following information with respect to stock option transactions effected during the period from January 1, 1996 to February 28, 1997 under the Option Plan: (i) the number of shares of common stock subject to options granted during the period and (ii) the weighted average option price payable per share.

                                                                                    WEIGHTED AVERAGE
                                                                                     EXERCISE PRICE
                                                              OPTIONS GRANTED              OF
NAME                                                         (NUMBER OF SHARES)     OPTIONS GRANTED
-----------------------------------------------------------  ------------------     ----------------
William H. Rastetter, Ph.D.................................         170,000              $20.35
Nabil Hanna, Ph.D..........................................         102,000               20.36
Antonio J. Grillo-Lopez, M.D...............................         142,000               20.29
William H. Rohn............................................         102,000               20.36
Christopher J. Burman......................................         102,000               20.36
All current executive officers as a group (9 persons)......       1,011,750               20.62
All non-executive director nominees as a group (8
  persons).................................................              --                  --
All individuals, including current officers who are not
  executive officers as a group (approximately 251
  persons).................................................         705,402               21.08

ACCOUNTING TREATMENT

     Option grants with exercise prices less than the fair market value of the option shares on the grant date or options granted to non-employees to acquire goods or services will result in a direct compensation expense to the Company's operations equal to the fair value of the shares on the grant date. Such expense will be accrued by the Company over the period the option shares are to vest. Option grants with exercise prices equal to the fair market value of the shares on the grant date will not result in any direct charge to the Company's operations. However, the Company will be required to disclose in notes to the Company's consolidated financial statements the fair value of the options granted under the Option Plan and the pro forma impact those options would have on the Company's operating results were the value of those options at the time of grant treated as compensation expense. Whether or not granted at a discount, the number of outstanding options may be a factor in determining the Company's earnings per share.

     Should one or more optionees be granted stock appreciation rights which have no conditions upon exercisability other than a service or employment requirement, then such rights will result in a compensation expense to be charged against the Company's operations. Accordingly, at the end of each fiscal quarter, the amount (if any) by which the fair market value of the shares of common stock subject to such outstanding stock appreciation rights has increased from prior quarter-end will be accrued as compensation expense, to the extent such fair market value is in excess of the aggregate exercise price in effect for such rights.

FEDERAL TAX CONSEQUENCES

     Options granted under the Option Plan may be either Incentive Options which satisfy the requirements of Section 422 of the Internal Revenue Code or non-qualified stock options which are not intended to meet such requirements. The Federal income tax treatment for the two types of options differs as follows:

          Incentive Options. No taxable income is recognized by the optionee at the time of the option grant and no taxable income is generally recognized at the time the option is exercised. The optionee will, however, recognize taxable income in the year in which the purchased shares are sold or otherwise made the subject of disposition.

          For Federal income tax purposes, dispositions are divided into two categories: (i) qualifying and (ii) disqualifying. The optionee will make a qualifying disposition of the purchased shares if the sale or other disposition of such shares is made after the optionee has held the shares for more than two (2) years after the grant date of the option and more than one (1) year after the exercise date. If the optionee fails to satisfy either of these two holding periods prior to the sale or other disposition of the purchased shares, then a disqualifying disposition will result.

          Upon a qualifying disposition of the shares, the optionee will recognize a long-term capital gain in an amount equal to the excess of (i) the amount realized upon the sale or other disposition of the purchased shares over (ii) the exercise price paid for such shares. If there is a disqualifying disposition of the shares, then the excess of (i) the fair market value of those shares on the date the option was exercised over (ii) the exercise price paid for the shares will be taxable as ordinary income. Any additional gain recognized upon the disposition will be a capital gain.

          If the optionee makes a disqualifying disposition of the purchased shares, then the Company will be entitled to an income tax deduction, for the taxable year in which such disposition occurs, equal to the excess of
     (i) the fair market value of such shares on the date the option was exercised over (ii) the exercise price paid for the shares. In no other instance will the Company be allowed a business expense deduction with respect to the optionee's disposition of the purchased shares. The Company anticipates that any compensation deemed paid by the Company upon one or more disqualifying dispositions of incentive stock option shares will not have to be taken into account for purposes of the $1 million limitation per covered individual on the deductibility of the compensation paid to certain executive officers of the Company.

          Non-Qualified Options. No taxable income is recognized by an optionee upon the grant of a non-qualified option.

          The optionee will in general recognize ordinary income in the year in which the option is exercised, equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares, and the optionee will be required to satisfy the tax withholding requirements applicable to such income.

          Special provisions of the Internal Revenue Code apply to the acquisition of common stock under a non-qualified option, if the purchased shares are subject to repurchase by the Company. These special provisions may be summarized as follows:

             (a) If the shares acquired upon exercise of the non-qualified option are subject to repurchase by the Company at the original exercise price in the event of the optionee's termination of service prior to vesting in such shares, the optionee will not recognize any taxable income at the time of exercise but will have to report as ordinary income, as and when the Company's repurchase right lapses, an amount equal to the excess of (i) the fair market value of the shares on the date the Company's repurchase right lapses with respect to those shares over (ii) the exercise price paid for the shares.

             (b) The optionee may, however, elect under Section 83(b) of the Internal Revenue Code to include as ordinary income in the year of exercise of the non-qualified option an amount equal to the excess of
        (i) the fair market value of the purchased shares on the exercise date (determined as if the shares were not subject to the Company's repurchase right) over (ii) the exercise price paid for such shares. If the Section 83(b) election is made, the optionee will not recognize any additional income as and when the Company's repurchase right lapses.

          The Company will be entitled to a business expense deduction equal to the amount of ordinary income recognized by the optionee with respect to the exercised non-qualified option. The deduction will in general be allowed for the taxable year of the Company in which such ordinary income is recognized by the optionee. The Company anticipates that the compensation deemed paid by the Company upon the exercise of non-qualified options granted with an exercise price equal to the fair market value of the option shares will not have to be taken into account for purposes of the $1 million limitation per covered individual on the deductibility of the compensation paid to certain executive officers of the Company.

          Stock Appreciation Rights. An optionee who is granted a stock appreciation right will recognize ordinary income in the year of exercise equal to the amount of the appreciation distribution. The

     Company will be entitled to a business expense deduction equal to the appreciation distribution for the taxable year of the Company in which the ordinary income is recognized by the optionee.

NEW PLAN BENEFITS

     As of February 28, 1997, no stock options or stock appreciation rights have been granted on the basis of the 800,000-share increase for which shareholder approval is sought as part of this Proposal No. 4.

SHAREHOLDER APPROVAL

     The affirmative vote of a majority of the shares of the Company's outstanding voting stock present or represented by proxy and voting at the Annual Meeting is required for approval of the amendments to the Option Plan. Should such shareholder approval not be obtained, then any options granted on the basis of the 800,000 share increase which forms part of this Proposal will terminate without becoming exercisable for any of the shares of common stock subject to those options, and no further options will be granted on the basis of such share increase. In addition, the non-employee Board members who serve as Plan Administrator will not become eligible to participate in the Option Plan, and any unvested shares repurchased by the Company at the option exercise paid per share will not be added back to the share reserve for reissuance. Finally, the extension of the term of the Option Plan from July 19, 1998 to December 31, 2002 will not be implemented. However, the Option Plan will continue to remain in effect, and option grants may continue to be made pursuant to the provisions of the Option Plan in effect prior to the amendments summarized in this Proposal No. 4, until the available reserve of common stock as last approved by the shareholders has been issued pursuant to option grants made under the Option Plan.

     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE AMENDMENTS TO THE 1988 STOCK OPTION PLAN OF THE COMPANY.

                                 PROPOSAL NO. 5

               AMENDMENT TO THE 1995 EMPLOYEE STOCK PURCHASE PLAN
                                 OF THE COMPANY

     The 1995 Employee Stock Purchase Plan (the "1995 Purchase Plan") was originally adopted by the Board of Directors on January 25, 1995 and became effective on July 3, 1995. The 1995 Purchase Plan is intended to provide eligible employees of the Company and its participating affiliates with the opportunity to acquire a proprietary interest in the Company through participation in a payroll-deduction based employee stock purchase plan designed to operate in compliance with Section 423 of the Internal Revenue Code.

     The Board of Directors amended the 1995 Purchase Plan on February 24, 1997, to increase the number of shares of the Company's common stock authorized for issuance under the 1995 Purchase Plan by an additional 150,000 shares, subject to shareholder approval at the Annual Meeting. The Board believes that it is in the best interests of the Company to continue a program of stock ownership for the Company's employees in order to provide them with a meaningful opportunity to acquire a substantial proprietary interest in the Company and thereby encourage such individuals to remain in the Company's service and more closely align their interests with those of the shareholders.

     The following is a summary of the principal features of the 1995 Purchase Plan. The summary, however, does not purport to be a complete description of all the provisions of the 1995 Purchase Plan. Any shareholder of the Company who wishes to obtain a copy of the actual plan document may do so upon written request to the Corporate Secretary at the Company's principal executive offices in San Diego, California.

SHARE RESERVE

     495,000 shares of common stock have been reserved for issuance under the 1995 Purchase Plan, inclusive of the 150,000 share increase for which shareholder approval is sought under this Proposal. In the event any change is made to the outstanding shares of common stock by reason of any recapitalization, stock dividend, stock split, combination of shares, exchange of shares or other change in corporate structure effected without the Company's receipt of consideration, appropriate adjustments will be made to (i) the class and maximum number of securities issuable under the 1995 Purchase Plan, including the class and maximum number of securities issuable per participant on any one purchase date, and (ii) the class and number of securities subject to each outstanding purchase right and the purchase price payable per share thereunder.

ADMINISTRATION

     The 1995 Purchase Plan is administered by the Compensation Committee of the Board of Directors. Such committee, as Plan Administrator, will have full authority to adopt such rules and procedures as it may deem necessary for proper plan administration and to interpret the provisions of the 1995 Purchase Plan. All costs and expenses incurred in plan administration will be paid by the Company without charge to participants.

OFFERING PERIODS AND PURCHASE PERIODS

     The 1995 Purchase Plan will be implemented in a series of successive offering periods, each with a maximum duration (not to exceed twenty-four (24) months) designated by the Plan Administrator prior to the start date. The initial offering period began on the July 3, 1995 effective date and will end on June 30, 1997. The next offering period will run from July 1, 1997 to June 30, 1999. Subsequent offering periods will commence as designated by the Plan Administrator. However, should the fair market value per share of common stock on any purchase date within an offering period be less than the fair market value per share of common stock on the start date of that offering period, then the offering period will immediately terminate with the purchase of common stock on such purchase date, and a new offering period will commence on the next business day. The duration of that new offering period will be established by the Plan Administrator within five (5) business days thereafter.

     Shares will be purchased during the offering period at successive quarterly intervals. Each such interval will constitute a purchase period. Purchase periods under the 1995 Purchase Plan will begin on the first business day in January, April, July and October each year and end on the last business day in the immediately succeeding March, June, September and December, respectively, each year.

ELIGIBILITY

     Any individual who customarily works for more than twenty (20) hours per week for more than five (5) months per calendar year in the employ of the Company or any participating affiliate will become eligible to participate in an offering period on the start date of any purchase period (within that offering period) which begins on or after such individual's completion of thirty (30) days of continuous service with the Company or any affiliate. The date such individual enters the offering period will be designated his or her entry date for purposes of that offering period.

     Participating affiliates include any parent or subsidiary corporations of the Company, whether now existing or hereafter organized, which elect, with the approval of the Board of Directors, to extend the benefits of the 1995 Purchase Plan to their eligible employees.

     As of February 28, 1997, approximately 270 employees, including nine executive officers, were eligible to participate in the 1995 Purchase Plan.

PURCHASE PROVISIONS

     Each participant will be granted a separate purchase right for each offering period in which he or she participates. The purchase right will be granted on his or her entry date into that offering period and will be automatically exercised on the last business day of each purchase period within that offering period on which he or she remains an eligible employee.

     Each participant may authorize payroll deductions in any multiple of one percent (1%) of his or her total cash earnings per pay period, up to a maximum of ten percent (10%).

     On the last business day of each purchase period, the accumulated payroll deductions of each participant will automatically be applied to the purchase of whole shares of common stock at the purchase price in effect for the participant for that purchase period. However, no participant may, on any one purchase date within the offering period, purchase more than two thousand five hundred (2,500) shares of common stock.

PURCHASE PRICE

     The purchase price per share at which common stock will be purchased on the participant's behalf on each purchase date within the offering period will be equal to eighty-five percent (85%) of the lower of (i) the fair market value per share of common stock on the participant's entry date into that offering period or (ii) the fair market value per share of common stock on that purchase date. However, for each participant whose entry date is other than the start date of the offering period, the clause (i) amount will not be less than the fair market value per share of common stock on the start date of that offering period.

VALUATION

     The fair market value per share of common stock on any relevant date will be deemed equal to the closing selling price per share on such date on the Nasdaq National Market. On February 28, 1997, the fair market value per share of common stock determined on such basis was $24.88 per share.

SPECIAL LIMITATIONS

     The Purchase Plan imposes certain limitations upon a participant's rights to acquire common stock, including the following limitations:

          (i) No purchase right may be granted to any individual who owns stock (including stock purchasable under any outstanding purchase rights) possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or any of its affiliates.

          (ii) No purchase right granted to a participant may permit such individual to purchase common stock at a rate which, when aggregated with all other outstanding purchase rights held by such individual, exceeds $25,000 worth of such common stock (valued at the time such purchase right is granted) for each calendar year the purchase rights remain outstanding at any time.

TERMINATION OF PURCHASE RIGHTS

     The purchase right will immediately terminate upon the participant's loss of eligible employee status or upon his or her affirmative withdrawal from the offering period. The payroll deductions collected for the purchase period in which the purchase right terminates may, at the participant's election, be immediately refunded or applied to the purchase of common stock at the end of that purchase period.

SHAREHOLDER RIGHTS

     No participant will have any shareholder rights with respect to the shares of common stock covered by his or her purchase right until the shares are actually purchased on the participant's behalf. No adjustment will be made for dividends, distributions or other rights for which the record date is prior to the date of such purchase.

ASSIGNABILITY

     No purchase right will be assignable or transferable other than in connection with the participant's death and will be exercisable only by the participant during his or her lifetime.

ACQUISITION

     Should the Company be acquired by merger or asset sale during an offering period, all outstanding purchase rights will automatically be exercised immediately prior to the effective date of such acquisition. The purchase price will be 85% of the lower of (i) the fair market value per share of common stock on the participant's entry date into that offering period or (ii) the fair market value per share of common stock immediately prior to such acquisition. However, the clause (i) amount will not, for any participant whose entry date for the offering period is other than the start date of that offering period, be less than the fair market value per share of common stock on such start date.

AMENDMENT AND TERMINATION

     The 1995 Purchase Plan will terminate upon the earliest to occur of (i) June 30, 2005, (ii) the date on which all available shares are issued or (iii) the date on which all outstanding purchase rights are exercised in connection with an acquisition of the Company.

     The Board of Directors may at any time alter, suspend or discontinue the 1995 Purchase Plan. However, the Board of Directors may not, without shareholder approval, (i) materially increase the number of shares issuable under the 1995 Purchase Plan or the maximum number purchasable per participant on any one purchase date, except in connection with certain changes in the Company's capital structure, (ii) alter the purchase price formula so as to reduce the purchase price or (iii) modify the requirements for eligibility to participate in the 1995 Purchase Plan.

PLAN BENEFITS

     The table below shows, as to each of the executive officers named in the Summary Compensation Table below and the various indicated groups, the following information with respect to transactions under the 1995 Purchase Plan effected during the period from January 1, 1996 to February 28, 1997: (i) the number of shares of common stock purchased under the 1995 Purchase Plan during that period and (ii) the weighted average purchase price paid per share of common stock in connection with such purchases.

                                                              NUMBER OF         WEIGHTED AVERAGE
    NAME                                                   SHARES PURCHASED      PURCHASE PRICE
    -----------------------------------------------------  ----------------     ----------------
    William H. Rastetter, Ph.D...........................         6,390              $ 4.78
    Nabil Hanna, Ph.D....................................         5,856                4.78
    Antonio J. Grillo-Lopez, M.D.........................         5,825                4.78
    William H. Rohn......................................         5,762                4.78
    Christopher J. Burman................................         3,824                4.78
    All current executive officers as a group (9
      persons)...........................................        38,275                4.81
    All employees, including current officers who are not
      executive officers, as a group (208 persons).......       121,456                5.44

FEDERAL TAX CONSEQUENCES

     The 1995 Purchase Plan is intended to be an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code. Under a plan which so qualifies, no taxable income will be recognized by a participant, and no deductions will be allowable to the Company, in connection with the grant or the exercise of an outstanding purchase right. Taxable income will not be recognized until there is a sale or other disposition of the shares acquired under the 1995 Purchase Plan or in the event the participant should die while still owning the purchased shares.

     If the participant sells or otherwise disposes of the purchased shares within two (2) years after his or her entry date into the offering period in which such shares were acquired or within one (1) year after the actual purchase date of those shares, then the participant will recognize ordinary income in the year of sale or disposition equal to the amount by which the fair market value of the shares on the purchase date exceeded the purchase price paid for those shares, and the Company will be entitled to an income tax deduction, for the taxable year in which such sale or disposition occurs, equal in amount to such excess.

     If the participant sells or disposes of the purchased shares more than two
(2) years after his or her entry date into the offering period in which such shares were acquired and more than one (1) one year after the actual purchase date of those shares, then the participant will recognize ordinary income in the year of sale or disposition equal to the lesser of (i) the amount by which the fair market value of the shares on the sale or disposition date exceeded the purchase price paid for those shares or (ii) 15% of the fair market value of the shares on his or her entry date into the offering period, and any additional gain upon the disposition will be taxed as a long-term capital gain. The Company will not be entitled to any income tax deduction with respect to such sale or disposition.

     If the participant still owns the purchased shares at the time of death, the lesser of (i) the amount by which the fair market value of the shares on the date of death exceeds the purchase price or (ii) 15% of the fair market value of the shares on his or her Entry Date into the offering period in which those shares were acquired will constitute ordinary income in the year of death.

ACCOUNTING TREATMENT

     Under current accounting rules, the issuance of shares of common stock under the 1995 Purchase Plan will not result in a direct compensation expense chargeable against the Company's operations. However, the Company must disclose, in the notes to the Company's consolidated financial statements, the pro forma impact that the purchase rights granted under the 1995 Purchase Plan would have upon the Company's reported operations had the fair value of those purchase rights been treated as compensation expense.

NEW PLAN BENEFITS

     As of February 28, 1997, no purchase rights had been granted, and no shares had been issued, on the basis of the 150,000-share increase to the Purchase Plan for which shareholder approval is sought under this Proposal No. 5.

SHAREHOLDER APPROVAL

     The affirmative vote of a majority of the outstanding voting shares of the Company present or represented by proxy and voting at the Annual Meeting is required for approval of the amendment to increase the number of shares issuable under the 1995 Purchase Plan by an additional 150,000 shares. If such shareholder approval is not obtained, then no purchase rights will be granted on the basis of the 150,000 share increase. The 1995 Purchase Plan will, however, continue to remain in effect, and purchase rights may be granted and stock purchases may continue to be made pursuant to the provisions of that plan until the available reserve of common stock under that plan as last approved by the shareholders has been issued.

     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE AMENDMENTS OF THE 1995 PURCHASE PLAN.

                                 PROPOSAL NO. 6

                 RATIFICATION OF INDEPENDENT PUBLIC ACCOUNTANTS

     Upon the recommendation of the Audit and Finance Committee, the Board of Directors has appointed the firm of KPMG Peat Marwick LLP as the Company's independent public accountants for the fiscal year ended December 31, 1997, subject to ratification of the shareholders. KPMG Peat Marwick LLP has been employed regularly by the Company to audit its consolidated financial statements and for other purposes since inception of the Company. Representatives of KPMG Peat Marwick LLP are expected to be present at the Company's Annual Meeting. They will have an opportunity to make a statement, if they desire to do so, and will be available to respond to appropriate questions.

     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "IN FAVOR OF" THE PROPOSAL TO RATIFY THE SELECTION OF KPMG PEAT MARWICK LLP AS THE COMPANY'S INDEPENDENT PUBLIC ACCOUNTANTS FOR THE FISCAL YEAR ENDING DECEMBER 31, 1997.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information known to the Company with respect to the beneficial ownership of the Company's common stock as of January 31, 1997, by (i) all persons who are beneficial owners of five percent or more of the Company's common stock, (ii) each director and each nominee for election as a director at the Annual Meeting, (iii) the Chief Executive Officer and each of the next four most highly compensated executive officers named in the Summary Compensation Table below, and (iv) all current directors and executive officers as a group.

                                                                                    PERCENT OF SHARES
             NAME AND ADDRESS, IF REQUIRED,                      SHARES            BENEFICIALLY OWNED
                   OF BENEFICIAL OWNER                     BENEFICIALLY OWNED              (1)
---------------------------------------------------------  ------------------     ---------------------
SmithKline Beecham p.l.c.(2).............................       2,040,860                  11.3%
  New Horizons Court
  Brentford, Middlesex TW8 9EP, England
Genentech, Inc.(3).......................................       1,605,140                   8.2%
  460 Point San Bruno Boulevard
  South San Francisco, California 94080
ML/MS Associates, L.P....................................       1,372,048                   7.4%
  3000 Sand Hill Road
  Building 3, Suite 245
  Menlo Park, California 94025
INVESCO PLC(4)...........................................         964,400                   5.3%
  11 Devonshire Square
  London EC2m 4YR, England
The Capital Group Companies, Inc.(5).....................         920,000                   5.1%
  333 South Hope Street
  Los Angeles, California 90071
Christopher J. Burman(6).................................         109,674                     *
Charles C. Edwards, M.D.(7)..............................          28,500                     *
Alan Glassberg, M.D......................................              --                     *
Antonio J. Grillo-Lopez, M.D.(8).........................         148,195                     *
John Groom(9)............................................          37,500                     *
Nabil Hanna, Ph.D.(10)...................................         246,557                   1.3%
Kazuhiro Hashimoto(11)...................................         686,667                   3.8%
Peter Barton Hutt(12)....................................          37,500                     *
Franklin P. Johnson, Jr. (13)............................          76,737                     *
John P. McLaughlin(3)....................................       1,605,140                   8.2%
William H. Rastetter, Ph.D. (14).........................         427,227                   2.3%
William R. Rohn(15)......................................         138,745                     *
The Honorable Lynn Schenk(16)............................          29,500                     *
William D. Young(17).....................................       1,605,140                   8.2%
All directors and executive officers as a group (18
  persons) (3 and 6 through 17)(18)......................       3,872,880                  18.4%

---------------

   * Less than one percent of the Company's outstanding common stock.
 (1) Percentage of beneficial ownership is calculated assuming 18,085,087 shares of common stock were outstanding on January 31, 1997. Beneficial ownership is determined in accordance with the rules of the United States Securities and Exchange Commission ("SEC") and generally includes voting or investment power with respect to securities. Shares of common stock subject to options and warrants currently exercisable or exercisable within 60 days after January 31, 1997, are deemed outstanding for computing the percentage of the person holding such options but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.
 (2) Includes 1,440,860 shares owned by SmithKline Beecham Corporation. SmithKline Beecham Corporation is a wholly-owned subsidiary of SmithKline Beecham p.1.c.
 (3) Includes Nonvoting Convertible Preferred Stock convertible into approximately 1,605,140 common shares held by Genentech. Mr. McLaughlin disclaims beneficial ownership of the Nonvoting Convertible Preferred Stock held by Genentech.
 (4) Pursuant to a Schedule 13G dated and filed with the SEC on February 14, 1997, INVESCO PLC, INVESCO North American Group, Ltd., INVESCO Inc., INVESCO North American Holdings, Inc. and INVESCO Funds Group, Inc. each reports shared voting and investment power.
 (5) Pursuant to a Schedule 13G dated and filed with the SEC on February 12, 1997, The Capital Group Companies, Inc. and Capital Research and Management Company each reports sole investment power for 920,000 shares and SMALLCAP World Fund, Inc. reports sole voting power for 920,000 shares.
 (6) Includes options to purchase 103,175 shares held by Mr. Burman.
 (7) Includes options to purchase 27,500 shares held by Dr. Edwards.
 (8) Includes options to purchase 140,379 shares held by Dr. Grillo-Lopez.
 (9) Includes options to purchase 37,500 shares held by Mr. Groom.
(10) Includes options to purchase 226,331 shares held by Dr. Hanna.
(11) Includes 666,667 shares held by Zenyaku Kogyo Co., Ltd. Mr. Hashimoto disclaims beneficial ownership of such shares. Includes options to purchase 20,000 shares held by Mr. Hashimoto.
(12) Includes options to purchase 37,500 shares held by Mr. Hutt.
(13) Includes 34,303 shares beneficially owned by Asset Management Associates 1984. Mr. Johnson is a General Partner of AMC Partners 84, which is the General Partner of Asset Management Associates 1984. Includes options to purchase 20,000 shares held by Mr. Johnson.
(14) Includes options to purchase 329,806 shares held by Dr. Rastetter.
(15) Includes options to purchase 126,158 shares held by Mr. Rohn.
(16) Includes options to purchase 27,500 shares held by Ms. Schenk.
(17) Includes Nonvoting Convertible Preferred Stock convertible into approximately 1,605,140 common shares held by Genentech. Mr. Young disclaims beneficial ownership of the Nonvoting Convertible Preferred Stock held by Genentech.
(18) Includes options to purchase and Nonvoting Convertible Preferred Stock convertible into 2,968,336 shares.

                 EXECUTIVE COMPENSATION AND RELATED INFORMATION

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     As members of the Compensation Committee of the Company's Board of Directors, it is our duty to set the base salary of certain executive officers each fiscal year and to approve the individual bonus programs to be in effect for those individuals. In addition, we have the exclusive authority to award stock options under the Company's 1988 Stock Option Plan to the Company's executive officers and other key employees. The following is a summary of the policies which governed our decisions concerning the compensation paid to the Company's executive officers, including the compensation reflected in the tables which appear elsewhere in this Proxy Statement.

GENERAL COMPENSATION POLICY

     Introduction. We have developed a compensation policy which is designed to attract and retain qualified key executive officers critical to the Company's success. In developing this policy, we have concluded that it is not appropriate to base a significant percentage of the compensation payable to the executive officers upon traditional financial targets, such as profit levels and return on equity. This is primarily because the Company's products are still in either development or clinical testing phases, and the Company has not yet realized any significant revenues or product sales. Instead, we base our decisions upon the following standards: (i) base salary levels which are commensurate with those of comparable positions at other biopharmaceutical companies, given the level of seniority and skills possessed by the executive officer, and which reflect the individual's performance with the Company over time, (ii) annual bonuses tied to the achievement of corporate and individual performance objectives and the market price performance of Company's common stock, and (iii) long-term, stock-based incentive awards intended to strengthen the mutuality of interests between the executive officers and the Company's shareholders.

     Factors. The primary factors which we considered in establishing the components of each executive officer's compensation package for the 1996 fiscal year are summarized below. We may, however, apply entirely different factors, particularly different measures of performance, in setting executive compensation for future fiscal years.

     - Base Salary. The base salary of each executive officer is initially established through negotiation at the time the officer is hired. Base salary is subsequently adjusted at periodic intervals, usually on an annual basis. When establishing or reviewing base salary levels for each executive officer, we consider the following factors: the qualifications of the executive officer and the relevant individual experience he or she brings to the Company, strategic goals for which the executive officer has responsibility, compensation levels at biopharmaceutical companies at a development stage comparable to the Company and at other companies which compete with the Company for executive talent. For the 1996 fiscal year, the base salary of the Company's executive officers ranged from the 50th to the 85th percentile of salary levels in effect for comparable development-stage companies in the biopharmaceutical industry, as determined on the basis of an independent compensation survey compiled by Radford Associates. A number of adjustments were made to the market data to reflect differences in management experience, organizational structure and corporate culture, geographic location, product development stage and market capitalization between the Company and the surveyed entities. Because of the adjustments we have made in order to identify a limited group of companies comparable in development stage to the Company, there is not a meaningful correlation between the companies we have taken into account for comparative compensation purposes and the companies included in the Industry Group Index which appears later in this Proxy Statement for purposes of evaluating the price performance of the Company's common stock.

     - Annual Incentive Compensation. Annual bonuses, payable in cash and/or in the form of stock option grants, are awarded based on achievement of corporate and individual performance objectives. For the 1996 fiscal year, the corporate performance objectives were tied to the following measures of financial success: (i) the influx of additional capital in the form of debt or equity, (ii) the establishment of new corporate partnering arrangements, (iii) certain milestones in the clinical testing of the Company's products and (iv) the attainment of revenue targets. Each objective was assigned a relative weight in determining the amount of the bonus attributable to corporate performance. In addition, a specific level of stock price appreciation to trigger increased bonus amounts was also targeted for the 1996 fiscal year.

     Each executive officer's cash bonus earned in 1996 was payable 30% based upon the Company's achievement of operating targets and 70% based upon each executive officer's achievement of individual performance objectives. Corporate performance objectives for the 1996 fiscal year were achieved at an overall rate of 90%. Accordingly, the bonuses payable to the executive officers in 1996 on the basis of corporate performance for the 1996 fiscal year were made in the form of cash and stock option grants. The number of common shares subject to each stock option bonus grant was determined pursuant to a formula under which a specific number of option shares was targeted for each executive officer at the start of the fiscal year, and the number of option shares actually awarded was based upon the percentage to which the corporate performance objectives for the fiscal year were attained. Each option will become exercisable in periodic installments over a four-year period, contingent upon the executive officer's continued employment with the Company.

     The size of the stock option grant to each executive officer is set at a level which we feel is appropriate to create a meaningful opportunity for stock ownership based upon the executive officer's current position with the Company, internal comparability with stock option grants made to other Company executives, the executive officer's current level of performance and his or her potential for future responsibility and promotion over the option term. We also take into account comparable equity incentives provided to individuals in similar positions in the biopharmaceutical industry, as reflected in external surveys, and the number of unvested options held by the executive officer at the time of the new grant. We have established certain general guidelines by which we seek to target a fixed number of unvested option shares for each executive officer based upon his or her current position with the Company and his or her potential for growth within the Company, i.e. future responsibilities and possible promotions over the option term. However, we do not strictly adhere to these guidelines in making stock option grants, and the relative weight which we give to the various factors varies from individual to individual, as the circumstances warrant.

CEO COMPENSATION

     In establishing Dr. Rastetter's base salary, it was the intent of the Compensation Committee to provide him with a level of stability and certainty each year and not to have this particular component of compensation affected to any significant degree by Company performance factors. Accordingly, we primarily took Dr. Rastetter's personal performance into consideration in setting such base salary. The remaining components of Dr. Rastetter's compensation package provide no dollar guarantees and are contingent upon the attainment of performance objectives.

     Dr. Rastetter was paid a cash bonus of $106,906 and was awarded a stock bonus in the form of a stock option grant on January 15, 1997 for 45,000 shares of common stock at an exercise price of $21.00 per share, for the 1996 fiscal year based primarily upon the Company's progress in meeting the performance objectives identified above for the year. The stock option grant reflected our continuing policy to maintain his option holdings at a level consistent with that for other chief executive officers of comparable development-stage companies in the biopharmaceutical industry and to subject a portion of his overall compensation each year to the market performance of the Company's common stock. Accordingly, the stock option grants will be of no value to Dr. Rastetter unless there is appreciation in the value of the Company's common stock over the option term.

COMPLIANCE WITH INTERNAL REVENUE CODE SECTION 162(M)

     As a result of Section 162(m) of the Internal Revenue Code, the Company will not be allowed a federal income tax deduction for compensation paid to certain executive officers, to the extent that compensation exceeds $1 million per officer in any one year. This limitation will apply to all compensation paid to the covered executive officers which is not considered to be performance based. Compensation which does qualify as performance-based compensation will not have to be taken into account for purposes of this limitation. At the 1994 Annual Meeting of Shareholders, the Company obtained shareholder approval for certain amendments to the 1988 Stock Option Plan which were intended to assure that any compensation deemed paid in connection with the exercise of stock options granted under that plan with an exercise price equal to the market price of the option shares on the grant date will qualify as performance-based compensation.

     Because it is very unlikely that the cash compensation payable to any of the Company's executive officers will approach the $1 million limit in the foreseeable future, we have decided at this time not to take any other action to limit or restructure the elements of cash compensation payable to the Company's executive officers. We will reconsider this decision should the individual cash compensation of any executive officer ever approach the $1 million level.

     The foregoing report has been submitted by the undersigned in our capacity as members of the Compensation Committee of the Company's Board of Directors.

                                          Charles C. Edwards, M.D.
                                          John Groom
                                          Franklin P. Johnson, Jr.

COMPARATIVE STOCK PERFORMANCE GRAPH

     The graph depicted below shows the Company's cumulative total shareholder return as an index assuming $100 invested in the Company's common stock, along with the performance of the Center for Research in Security Prices ("CRSP") Nasdaq Stock Market Index and an Industry Group Index for the last five years ended December 31, 1996. The returns were calculated assuming the investment in the Company's common stock, the Nasdaq Stock Market (U.S. Companies) and the Industry Group on December 31, 1991 and that dividends were reinvested. Total return calculations were provided to the Company by the CRSP at The University of Chicago Graduate School of Business and the Industry Group Index consist of the following public companies whose prices are reported by the Nasdaq National
Market: Centocor, Inc.; Cytogen Corporation; Immunogen, Inc.; Immunomedics, Inc.; NeoRx Corporation; and Xoma Corporation. The Company selected the companies in the Industry Group Index as a peer group index because it provides a representative sample of biopharmaceutical companies based primarily on antibody technology.

     IT SHOULD BE NOTED THAT THIS GRAPH REPRESENTS HISTORICAL STOCK PRICE PERFORMANCE AND IS NOT NECESSARILY INDICATIVE OF ANY FUTURE STOCK PRICE PERFORMANCE.

        MEASUREMENT PERIOD
      (FISCAL YEAR COVERED)            COMPANY INDEX       MARKET INDEX         PEER INDEX
12/31/91                                       100.000             100.000             100.000
06/30/92                                        50.962              96.086              44.946
12/31/92                                        67.308             116.378              52.012
06/30/93                                        42.308             120.837              30.049
12/31/93                                        44.231             133.595              29.155
06/30/94                                        18.750             121.993              21.634
12/30/94                                        16.346             130.586              27.342
06/30/95                                        43.269             162.836              25.066
12/29/95                                       150.000             184.675              47.692
06/28/96                                       177.885             209.081              53.894
12/31/96                                       182.692             227.158              53.785

     Notwithstanding anything to the contrary set forth in the Company's previous filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate future filings made by the Company under those statutes, including the filing of this Proxy Statement, the Compensation Committee Report on Executive Compensation and the Stock Performance Graph contained in this Proxy Statement are not to be incorporated by reference into those previous filings, nor is such report or graph to be incorporated into any future filings made by the Company under those statutes.

SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

     The following table sets forth the compensation earned by the Company's Chief Executive Officer and the Company's four next highest-paid executive officers for the 1996 fiscal year for services rendered in all capacities to the Company for the 1996, 1995 and 1994 fiscal years. No executive officer who would have otherwise been includible in such table on the basis of salary and bonus earned for the 1996 fiscal year resigned or terminated employment during that fiscal year.

                           SUMMARY COMPENSATION TABLE

                                                                                           LONG TERM
                                                                                          COMPENSATION
                                                                                             AWARDS
                                                                                          ------------
                                                       ANNUAL COMPENSATION                 NUMBER OF
                                            -----------------------------------------      SECURITIES
                 NAME AND                                                OTHER ANNUAL      UNDERLYING
            PRINCIPAL POSITION              YEAR    SALARY    BONUS(1)   COMPENSATION       OPTIONS
            ------------------              ----   --------   --------   ------------     ------------
William H. Rastetter, Ph.D................  1996   $275,000   $106,906     $     --          125,000
  Chairman, President and                   1995    213,580     90,000           --           20,000
  Chief Executive Officer                   1994    219,312         --           --          264,774(5)
Nabil Hanna, Ph.D.........................  1996    214,000     69,058           --           75,000
  Sr. Vice President, Research              1995    190,044     70,000           --           12,000
  and Preclinical Development               1994    195,290         --           --          231,524(5)
Antonio J. Grillo-Lopez, M.D..............  1996    212,000     70,490       56,000(2)       115,000
  Sr. Vice President, Medical               1995    192,266     70,000       63,500           12,000
  and Regulatory Affairs..................  1994    197,499         --       63,500          193,998(5)
William H. Rohn...........................  1996    208,000     63,518       42,223(3)        75,000
  Sr. Vice President, Commercial            1995    188,152     69,125       42,224           12,000
  Operations                                1994    188,200         --       52,048          153,000(5)
Christopher J. Burman.....................  1996    175,904     46,816       18,000(4)        75,000
  Vice President, Manufacturing             1995    160,696     58,100       18,000           12,000
  Sciences                                  1994    154,163         --       36,437          183,574(5)

---------------

(1) The amounts shown under the Bonus column include cash bonuses earned for the indicated fiscal years, but paid in the following year.
(2) Includes (i) $27,500 of indebtedness forgiven by the Company and (ii) housing assistance of $28,500. For further information concerning the forgiven indebtedness and the circumstances under which such indebtedness was forgiven, please see "Management Contracts and Change in Control Arrangements" below.
(3) Includes (i) $24,437 of indebtedness forgiven by the Company and (ii) housing assistance of $17,786. For further information concerning the forgiven indebtedness and the circumstances under which such indebtedness was forgiven, please see "Executive Officer Loans" below.
(4) Represents indebtedness forgiven by the Company. For further information concerning the forgiven indebtedness and the circumstances under which such indebtedness was forgiven, please see "Executive Officer Loans" below.
(5) Includes 179,887, 176,762, 126,999, 125,000 and 121,787 in stock options regranted to Dr. Rastetter, Dr. Hanna, Dr. Grillo-Lopez, Mr. Rohn and Mr. Burman, respectively, in connection with a September 13, 1994 stock option cancellation and regrant program.

STOCK OPTIONS

     The following table provides information with respect to the stock option grants made during the 1996 fiscal year under the Company's 1988 Stock Option Plan to the Company's Chief Executive Officer and the Company's four next highest-paid executive officers for such fiscal year. Except for the limited stock appreciation right described in Footnote (1) below which formed part of the option grant made to each named executive officer, no stock appreciation rights were granted to such executive officers during the 1996 fiscal year.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                 INDIVIDUAL GRANT                       POTENTIAL REALIZABLE
                                ---------------------------------------------------       VALUE AT ASSUMED
                                NUMBER OF    PERCENTAGE OF                             ANNUAL RATES OF STOCK
                                SECURITIES   TOTAL OPTIONS                             PRICE APPRECIATION FOR
                                UNDERLYING    GRANTED TO     EXERCISE                      OPTION TERM(4)
                                 OPTIONS     EMPLOYEES IN    PRICE PER   EXPIRATION   ------------------------
NAME                            GRANTED(1)    FISCAL YEAR    SHARE(3)       DATE          5%           10%
------------------------------  ----------   -------------   ---------   ----------   ----------   -----------
William H. Rastetter, Ph.D....    125,000(2)      8.66%       $ 20.125     1/23/06    $1,581,515   $ 4,007,555
Nabil Hanna, Ph.D.............     75,000(2)      5.20          20.125     1/23/06       948,909     2,404,533
Antonio J. Grillo-Lopez,
  M.D.........................    115,000(2)      7.97          20.125     1/23/06     1,454,994     3,686,950
William H. Rohn...............     75,000(2)      5.20          20.125     1/23/06       948,909     2,404,533
Christopher J. Burman.........     75,000(2)      5.20          20.125     1/23/06       948,909     2,404,533

---------------

(1) The shares subject to each option will immediately vest in the event the Company is acquired by a merger or asset sale, unless the option is assumed or replaced by the acquiring entity. The Plan Administrator also has the discretionary authority to provide for accelerated vesting of the option shares upon the termination of the optionee's employment following a hostile change in control of the Company, whether by tender offer for 25% or more of the Company's outstanding voting stock or a change in the majority of the Board as a result of one or more proxy contests for the election of Board members. For further information concerning these vesting acceleration provisions, see "Management Contracts and Change in Control Agreements." Each option has a maximum term of ten years, subject to earlier termination in the event of the optionee's cessation of service with the Company.
    Each option includes a limited stock appreciation right which will result in the cancellation of that option, to the extent exercisable for vested shares, upon the successful completion of a hostile tender for securities possessing more than 25% of the combined voting power of the Company's outstanding voting securities. In return for the cancelled option, the optionee will receive a cash distribution per cancelled option share equal to the excess of (i) the highest price paid per share of the Company's common stock in such hostile tender offer over (ii) the exercise price payable per share under the cancelled option.
(2) Each of these options will become exercisable for 25% of the option shares upon the optionee's completion of one year of service measured from the vesting commencement date, January 1, 1996, and will become exercisable for the balance of the option shares in 36 successive equal monthly installments upon the optionee's completion of each additional month of service thereafter. The grant date for these options was January 24, 1996.
(3) The exercise price may be paid in cash, in shares of the Company's common stock valued at fair market value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares. The Company may also finance the option exercise by loaning the optionee sufficient funds to pay the exercise price for the purchased shares and the Federal and State income tax liability incurred by the optionee in connection with such exercise. The optionee may be permitted, subject to the approval of the Plan Administrator, to apply a portion of the shares purchased under the option (or to deliver existing shares of common stock) in satisfaction of such tax liability. The Plan Administrator also has the discretionary authority to reprice outstanding options through the cancellation of those options and the grant of replacement options. The exercise price for each of the granted options was equal to the fair market value of the Company's common stock on the grant date.
(4) There is no assurance provided to any executive officer or any other holder of the Company's securities that the actual stock price appreciation over the ten-year option term will be at the assumed 5% and 10% levels or at any other defined level. Unless the market price of the common stock appreciates over the option term, no value will be realized from the option grants made to the executive officers.

OPTION EXERCISES AND HOLDINGS

     The table below sets forth information concerning the exercise of options during the 1996 fiscal year and unexercised options held as of the end of such year by the Company's Chief Executive Officer and the Company's four next highest-paid executive officers for such fiscal year. No stock appreciation rights were exercised during such fiscal year, and except for the limited stock appreciation right described in Footnote (1) to the Option Grants Table which forms part of each outstanding stock option, no stock appreciation rights were outstanding at the end of that fiscal year.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                                   NUMBER OF
                                                             SECURITIES UNDERLYING         VALUE OF UNEXERCISED
                                NUMBER                      UNEXERCISED OPTIONS AT        IN-THE-MONEY OPTIONS AT
                               OF SHARES     AGGREGATE         DECEMBER 31, 1996           DECEMBER 31, 1996(2)
                               ACQUIRED        VALUE      ---------------------------   ---------------------------
NAME                          ON EXERCISE   REALIZED(1)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----------------------------  -----------   -----------   -----------   -------------   -----------   -------------
William H. Rastetter,
  Ph.D......................         --      $      --      279,499        235,388      $ 5,953,807    $ 2,716,973
Nabil Hanna, Ph.D...........     10,000        199,500      197,409        158,352        4,159,754      1,986,682
Antonio J. Grillo-Lopez,
  M.D.......................         --             --       97,469        196,529        2,025,014      2,006,340
William H. Rohn.............         --             --       95,026        143,974        1,974,310      1,688,315
Christopher J. Burman.......      7,500        133,437       86,205        155,081        1,791,285      1,911,295

---------------

(1) Based on the closing price of the purchased shares on the option exercise date less the exercise price paid for such shares.
(2) Based on fair market value of the common stock at fiscal year end ($23.75 per share) less the option exercise price payable per share.

EMPLOYMENT AGREEMENTS AND CHANGE IN CONTROL AGREEMENTS

     The Company has an employment agreement with Dr. Antonio J. Grillo-Lopez under which he serves as Senior Vice President, Medical and Regulatory Affairs. Under the employment agreement, Dr. Grillo-Lopez received an initial annual salary of $180,000, subject to annual review or reconsideration by the Compensation Committee and an initial stock option grant of 100,000 shares, and is entitled to participate in all other benefit programs generally available to executive officers of the Company. In addition, Dr. Grillo-Lopez was paid a one-time bonus of $40,000 at the time he began his full-time employment with the Company on November 6, 1992 and will be eligible for an annual bonus paid against the accomplishment of objectives set by the Compensation Committee of the Board of Directors. To assist Dr. Grillo-Lopez with his relocation to San Diego, California, the Company initially provided him with a $110,000 loan forgivable over four years and $90,000 in housing assistance to be paid over four years. On January 25, 1995, the Compensation Committee of the Board of Directors granted Dr. Grillo-Lopez a 12-month extension to his current mortgage subsidy. This new arrangement represents up to $36,000 in additional housing assistance payments increasing his total housing assistance to $126,000 over 42 months. In the event of termination of Dr. Grillo-Lopez's employment by the Company, with or without cause, the Company or its successors or assigns, whether as a result of bankruptcy, takeover or merger, will honor and continue to be obligated to provide the aforementioned loan and housing assistance on the same terms and conditions agreed to initially by Dr. Grillo-Lopez and the Company. Additionally, in the event of such termination by the Company, as aforementioned, the Company or its successors or assigns, whether as a result of bankruptcy, takeover or merger, will pay him a severance benefit equal to his most recent annual cash compensation (including salary plus bonus but not housing assistance).

     The Company has entered into agreements with each of Dr. Rastetter, Dr. Hanna, Dr. Grillo-Lopez, Mr. Rohn, Mr. Burman, Dr. Geigert, Ms. Matsui, Mr. Schneider and Mr. Woolcott that provide for accelerated vesting of the shares of common stock subject to the outstanding options held by each individual under the Company's 1988 Stock Option Plan in the event his or her employment is involuntarily terminated following a Corporate Transaction or Change in Control which does not otherwise trigger the accelerated vesting of those option shares.

     For purposes of these agreements, the following definitional provisions will be in effect:

     - Corporate Transaction: an acquisition of the Company by merger or consolidation or by sale of all or substantially all of the Company's assets.

     - Change in Control: (i) an acquisition by any person or related group of persons (other than the Company or its affiliates) of twenty-five percent (25%) or more of the outstanding voting stock pursuant to a tender or exchange offer made directly to the Company's shareholders which the Board does not recommend such shareholders to accept or (ii) a change in the individuals comprising the majority of the Board effected within a period specified in such agreement through one or more proxy-contested elections for Board membership.

     An involuntary termination of employment will be deemed to occur under these Change in Control agreements should the officer's employment with the Company terminate by reason of: (i) such individual's dismissal or discharge for reasons other than willful misconduct, fraud or other conduct likely to result in material, economic loss to the Company, or (ii) such individual's resignation following (A) a change in such individual's position with the Company which materially reduces his level of responsibility, (B) a reduction in his level of compensation or (C) a significant relocation of such individual's primary place of employment.

EXECUTIVE OFFICER LOANS

     In November 1993, the Company made a relocation loan in the amount of $97,750 to Mr. William Rohn, Senior Vice President, Commercial Operations. The loan has an interest rate of 4.9% per annum and is secured by real estate. Provided Mr. Rohn does not voluntarily leave the Company's employ, the principal amount of the loan is to be forgiven in $24,437 annual increments on November 1, 1994, 1995, 1996 and 1997. The highest amount outstanding under this loan during the 1996 fiscal year was $48,875.

     In December 1992, the Company made a relocation loan in the amount of $72,000 to Mr. Christopher J. Burman, Vice President, Manufacturing Sciences. The loan has an interest rate of 5.68% per annum and is secured by real estate. Provided Mr. Burman has not voluntarily ceased to be an employee of the Company, the principal amount of the loan is to be forgiven in $18,000 annual increments on December 4, 1993, 1994, 1995 and 1996. The highest amount outstanding under this loan during the 1996 fiscal year was $18,000.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During the fiscal year ended December 31, 1996, Charles C. Edwards, M.D., John Groom and Franklin P. Johnson, Jr. served as members of the Compensation Committee of the Board of Directors. No member of the Compensation Committee was at any time during the 1996 fiscal year an officer or employee of the Company or its subsidiary. No member of the Compensation Committee has previously been an officer or employee of the Company.

     No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity which has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Pursuant to the California General Corporation Law, the Company has adopted provisions in the IDEC California Articles of Incorporation which eliminate the personal liability of its directors and officers to the Company and its shareholders for monetary damages for breach of the directors' fiduciary duties in certain circumstances and authorize the Company to indemnify its directors, officers and other agents, by bylaw, agreement or otherwise, to the fullest extent permitted by law. The Company's Bylaws require the Company to indemnify its directors, officers, employees and other agents to the fullest extent permitted by law, including those circumstances in which indemnification would otherwise be discretionary; provided, however, that (i) the Company is under no obligation to provide indemnification for expenses incurred unless the litigation is supported and approved by the Company's Board of Directors and
(ii) an agent shall not be entitled to an advance of expenses where he or she is accused of bad faith, wrongdoing or misappropriation of confidential information.

     The IDEC California Articles of Incorporation and Bylaws expressly authorize the use of indemnification agreements and, with the approval of its shareholders, the Company has entered into separate indemnification agreements with its directors. The Company's Board of Directors has authorized similar indemnification agreements for the Company's officers and the Company has entered into separate indemnification agreements with certain of its officers and key employees. These agreements may require the Company, among other things, to indemnify directors and officers against certain liabilities that may arise by reason of their status or service as directors and officers and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. Management believes that these provisions in the IDEC California Articles of Incorporation and Bylaws and contractual indemnification are necessary to attract and retain qualified persons as directors and officers.

     At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

     In March 1995, the Company and Genentech entered into a collaboration for the clinical development and commercialization of the Company's anti-CD20 monoclonal antibody, IDEC-C2B8, for the treatment of non-Hodgkin's B-cell lymphomas. In February 1996, the parties extended this collaboration to include two radioconjugates, IDEC-Y2B8 and IDEC-In2B8, for the treatment of B-cell lymphomas. Concurrent with the collaborative agreement, the Company and Genentech entered into an expression technology license agreement for a propriety gene expression technology developed by the Company and a preferred stock purchase agreement providing for certain equity investments in the Company by Genentech. Under the terms of these agreements, the Company may receive payments totaling $57.0 million, subject to the attainment of certain milestone events. In addition, the Company and Genentech will co-promote IDEC-C2B8 and IDEC-Y2B8 in the United States and the Company and Genentech's sublicensee will co-promote IDEC-C2B8 in Canada, with the Company receiving a share of profits. Under the terms of separate agreements with Genentech, commercialization of IDEC-C2B8 outside the United States will be the responsibility of F. Hoffmann-La Roche Ltd. except in Japan, where Zenyaku will be responsible for development, marketing and sales. The Company will receive royalties on sales outside the United States and Canada. During 1996, the Company received $12.5 million from the issuance of convertible preferred stock, $4.0 million in license fees and $1.5 million in contract research revenue pursuant to its collaboration with Genentech. With this agreement, Genentech becomes a principal shareholder of the Company and Mr. William D. Young, Chief Operating Officer of Genentech, is standing for election as a director of the Company.

      COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and persons who own more than 10% of a registered class of the Company's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Officers, directors and greater than 10% shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) reports they file.

     Based solely upon review of the copies of such reports furnished to the Company and written representations that no other reports were required, the Company believes that during the fiscal year ended December 31, 1996, its officers, directors and holders of more than 10% of the Company's common stock complied with all Section 16(a) filing requirements.

                                 OTHER BUSINESS

     The Board of Directors is not aware of any other matter which may be presented for action at the Annual Meeting other than the matters set forth in this Proxy Statement. Should any other matter requiring a vote of the shareholders arise, it is intended that the persons named as proxy holders on the enclosed proxy card will vote the shares represented thereby in accordance with their best judgment in the interest of the Company. Discretionary authority with respect to such other matters is granted by the execution of the enclosed proxy.

                             SHAREHOLDER PROPOSALS

     Under the present rules of the United States Securities and Exchange Commission, the deadline for shareholders to submit proposals to be considered for inclusion in the Company's Proxy Statement for the 1998 Annual Meeting of Shareholders is expected to be December 15, 1997. Such proposals may be included in next year's Proxy Statement if they comply with certain rules and regulations promulgated by the United States Securities and Exchange Commission.

                                   FORM 10-K

     THE COMPANY WILL PROVIDE, WITHOUT CHARGE, UPON WRITTEN REQUEST, A COPY OF IDEC PHARMACEUTICALS CORPORATION'S ANNUAL REPORT ON FORM 10-K, INCLUDING FINANCIAL STATEMENTS, SCHEDULES AND A LIST OF EXHIBITS. REQUESTS SHOULD BE SENT TO THE ATTENTION OF INVESTOR RELATIONS AT THE COMPANY.

                                          THE BOARD OF DIRECTORS

Dated: April 22, 1997